Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com


09047462

Brambles

2 December 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA


SUPPL

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

dlw 12/9

{RNG 00056609}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

CONFIRMATION OF BOARD AND SENIOR MANAGEMENT CHANGES

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{RNG 00056092}

Securities Exchange and Media Release
2 November 2009



CONFIRMATION OF BOARD AND SENIOR MANAGEMENT CHANGES

As previously announced to the market and with effect from 1 November 2009:

(a) Mr John Mullen has been appointed to the Board of Brambles Limited;

(b) Mr Mike Ihlein has retired as Chief Executive Officer and as a Director of Brambles Limited. Mr Ihlein will remain as an executive until 1 March 2010; and

(c) Mr Tom Gorman has assumed the role of Chief Executive Officer of Brambles Limited following Mr Mike Ihlein's retirement. Mr Gorman will join the Brambles Board on 1 December 2009.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam,

APPENDIX 3X

Attached is an Appendix 3X for Mr John Mullen, who was appointed a Non-executive Director of Brambles Limited on 1 November 2009.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN PATRICK MULLEN
Date of appointment	1 NOVEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr M F Ihlein and Ms M E Doherty.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	9 OCTOBER 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Ihlein has a beneficial interest in 59 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	30 October 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 475 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 469 BXB shares.
Class	Ordinary shares
Number acquired	59

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	59 @ $7.12 per share
No. of securities held after change	667,291 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 534 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 528 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	59 (Acquired Shares) purchased on market and. 59 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARY ELIZABETH DOHERTY
Date of last notice	5 MAY 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Ms Doherty has a beneficial interest in 377 shares, Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	30 OCTOBER 2009
No. of securities held prior to change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB Shares.
Class	Ordinary shares
Number acquired	377 shares
Number disposed	-

{CW 00050568}+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	59 @ A$7.12 per share 51 @ A$8.20 per share 56 @ A$7.36 per share 70 @ A$5.97 per share 70 @ A$5.91 per share 71 @ A$5.91 per share
No. of securities held after change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 529 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 528 BXB Shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited and allocation of Conditional Share Rights.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles announces appointment of Greg Hayes as Chief Financial Officer

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary



Securities Exchange and Media Release
5 November 2009

Brambles announces appointment of Greg Hayes as Chief Financial Officer

Brambles Limited is pleased to announce the appointment of Greg Hayes as Chief Financial Officer (CFO) with effect from 16 November 2009. Mr Hayes will replace current Brambles CFO, Liz Doherty, who has decided to return to the UK for family reasons.

In joining Brambles, Mr Hayes, 51, will continue a successful and diverse career working in finance and commercial roles for major Australian companies.

Most recently, he spent three years as Chief Executive Officer (CEO) of Tenix Group, a large, privately-owned diversified contractor. This role included oversight of the successful sale of Tenix's defence business, which concluded in 2008.

Before working for Tenix, he spent four years as CFO of The Australian Gas Light Company (AGL) acting as interim CEO during that company's demerger process in 2006.

These roles followed three years as CFO, Australia & New Zealand, for Westfield Holdings and nine years in senior executive roles at Southcorp Holdings , including two years as President of Southcorp USA.

Brambles CEO, Tom Gorman, said: "I am very pleased to welcome Greg to the Brambles team and I look forward to working alongside an executive of his calibre. His proven track record as a public company executive and his extensive experience in a range of finance and commercial roles will be invaluable to Brambles.

"Greg is a key appointment to Brambles' Executive Leadership Team as we move to our next growth phase, implement the recently announced outcomes of the CHEP USA review and accelerate our financial performance as economies recover."

The Directors of Brambles thank Ms Doherty for the significant contribution she has made over the last two years in driving a robust cash performance and refinancing plan. Both of these activities have ensured that Brambles' balance sheet remains strong with prudent levels of unutilised debt facilities. Ms Doherty will resign as a director with effect from 16 November 2009.

Mr Hayes will join Brambles' Board on 1 December 2009 and will be based in Sydney, Australia.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Attachments:

A) Summary of key contract terms for Greg Hayes
B) Termination entitlements for Liz Doherty

Securities Exchange and Media Release

5 November 2009


Brambles

Attachment A: Summary of key terms and conditions of employment for Greg Hayes

Commencement date and term

Greg Hayes will commence in the role of Chief Financial Officer on 16 November 2009. He has an on-going contract, which may be terminated by Brambles without cause on giving 12 months' notice and by Mr Hayes without cause on giving six months' notice.

Brambles may also terminate Mr Hayes' contract without notice in the event of serious misconduct.

Remuneration package

Mr Hayes' contract provides for the following remuneration package:

- Base salary of A$1,250,000;
- Car allowance of A$30,000;
- Superannuation contributions of 15% of base salary; and
- Participation in Brambles' incentive plans in line with current policy:
  - Short-term incentive (STI) opportunity of 60% of base salary (target) and 90% (maximum);
  - Grant of STI Share Awards under the Brambles 2006 Performance Share Plan (Plan), the value of which will match the STI payment each year; and
  - Grant of annual long-term incentive share awards (LTI Award) under the Plan equal to 130% of base salary.

  The manner in which these incentive plans will apply to Mr Hayes is as set out in sections 3.2, 3.3 and 4 of Brambles 2009 Remuneration Report (pages 36 to 38 of its 2009 Annual Report) which is on Brambles' website (www.brambles.com).

Mr Hayes will receive an additional LTI Award under the Plan for the number of shares equal to A$2.7M divided by the market value of Brambles shares as determined under the terms of the Plan. This LTI Award will be granted on the same day and be subject to the same performance and vesting conditions as LTI Awards granted under that Plan for the 2010 financial year.

Termination entitlements

In the event that Mr Hayes' employment is terminated by the Company without cause, he is entitled to a payment equal to 12 months' base salary (inclusive of any payment in lieu of notice) and accrued entitlements.

No STI Share Awards or LTI Awards will normally vest in these circumstances. However, if Mr Hayes' employment is terminated in accordance with the "good leaver" provisions of the Plan:

- Any of his unvested STI Share Awards will vest at the date of cessation of employment.
- Any of his unvested LTI Share Awards will be retained and tested against their performance conditions on the date they vest. Subject to the satisfaction of the performance conditions, the number of Brambles shares to which Mr Hayes is entitled would be reduced pro-rata by the period of his employment during the relevant performance period of the LTI Share Awards.

Mr Hayes' entitlement to any payments under the STI and LTI Plans upon his termination will be subject to the rules of the Plan and satisfaction of the applicable business and personal performance conditions.

Securities Exchange and Media Release
5 November 2009



Attachment B: Summary of termination arrangements for Liz Doherty

Timing of departure

Liz Doherty will remain in the company's employ until 30 November 2009. Ms Doherty will resign from the Board on 16 November 2009.

Summary of termination entitlements

Ms Doherty will receive a total payment of A$1,765,000 upon ceasing employment, which includes:

- 12 months Total Fixed Remuneration (inclusive of payment in lieu of notice period); and
- a payment in consideration for the unvested Brambles shares that Ms Doherty was granted on joining in December 2007. These shares were granted to Ms Doherty in consideration for the long term incentive shares that she forfeited on leaving Tesco.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

5 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam,

APPENDIX 3Z

Attached is an Appendix 3Z for Mr Mike Ihlein, who ceased to be a Director of Brambles Limited on 1 November 2009.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	MICHAEL FRANCIS IHLEIN
Date of last notice	4 NOVEMBER 2009
Date that director ceased to be director	1 NOVEMBER 2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
667,291 ordinary shares Performance share rights over 465,764 ordinary shares Conditional share rights over 528 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ihlein Family Superannuation Fund, of which M F Ihlein is a member.	115,000 ordinary shares
Citibank, holds CREST Depository Interests for M F Ihlein	1,000 ordinary shares held in the form of CREST Depository Interests
Computershare Nominees CI Ltd <Brambles MyShare Control A/C> on behalf of MyShare participants, of which M F Ihlein is one.	534 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 November 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 137,709 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	137,709
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	137,709 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 November 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,146,696	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,858,027	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 November 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

10 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam,

Brambles Limited: 2009 Sustainability Report

Brambles advises that its 2009 Sustainability Report has been posted on the Brambles website at www.brambles.com/09sustainabilityreport.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam,

APPENDIX 3Z

Attached is an Appendix 3Z for Ms Elizabeth Doherty, who ceased to be a Director of Brambles Limited on 16 November 2009.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	MARY ELIZABETH DOHERTY
Date of last notice	4 NOVEMBER 2009
Date that director ceased to be director	16 NOVEMBER 2009

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,000 ordinary shares Performance share rights over 28,406 ordinary shares Conditional share rights over 528 ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Computershare Nominees CI Ltd <Brambles MyShare Control A/C> on behalf of MyShare participants, of which M E Doherty is one.	529 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

{CW 00056443}+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

17 November 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 26,162 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,162
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	2,257 @ 0.00 per share 10,750 @ 5.91 per share 5,237 @ 5.97 per share 4,160 @ 7.36 per share 3,758 @ 8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 November 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,412,172,858	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,854,380	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 November 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 November 2009

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES LIMITED: 2009 AGM TRADING UPDATE AND INTERIM MANAGEMENT STATEMENT

Due to the fact that it retains a secondary listing on the London Stock Exchange, Brambles Limited is required under the UK Disclosure Rules and Transparency Rules to publish an Interim Management Statement (IMS) for the period from the beginning of the current financial year (1 July 2009) to 31 October 2009.

Attached is the IMS required by those rules and which has been lodged with the London Stock Exchange. The IMS also constitutes Brambles' 2009 AGM trading update.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

ASX/Media Release
Interim Management Statement
19 November 2009

Brambles

BRAMBLES WELL-PLACED FOR ECONOMIC RECOVERY BUT SHORT-TERM CHALLENGES REMAIN IN USA

Brambles today reported group sales revenue for the four months to 31 October 2009 of US$1,402 million, 3 per cent lower[1] than the prior corresponding period. Brambles Chairman Graham Kraehe said the Company's CHEP and Recall businesses were in a strong position to benefit from improvement in economic conditions.

Mr Kraehe said both CHEP and Recall were performing solidly and continue to generate net new business wins[2] in all regions, with the exception of CHEP USA, which experienced sales revenue below expectations over the four-month period.

Mr Kraehe told Brambles' annual general meeting (AGM) in Melbourne: "We have considerable leverage to a broad-based return to economic growth when it occurs. However we are yet to witness a widespread pick-up in activity or restocking in our major markets."

Brambles Chief Executive Officer Tom Gorman told the AGM: "I believe strongly in our businesses. We have outstanding market positions, financial strength and growth potential. Although short-term trading conditions remain somewhat subdued in our largest markets, we are very well-placed to benefit from global economic recovery."

Making comparisons with the prior corresponding period was challenging as most of the prior corresponding period occurred before the escalation of the Global Financial Crisis. In line with the broader economic trend, Brambles experienced business conditions in the four months to 31 October 2009 similar to those of the second half of the 2009 financial year.

CHEP's revenue for the period was down 3 per cent on the prior corresponding period to US$1,154 million, primarily reflecting CHEP Americas' revenue decline of 5 per cent to US$513 million. The decline in CHEP Americas' revenue was due to CHEP USA, which had lower organic volumes as a result of prevailing economic conditions and had been unable to generate sufficient new business to offset fully the impact of customer losses. CHEP USA now anticipates total pallet issues for the 2010 financial year will be approximately 3 per cent lower than the 2009 financial year.

The slowdown in CHEP USA has resulted in the short-term accumulation of approximately 4 million additional idle pallets during the 2009 calendar year, which will result in associated short-term storage and handling costs. CHEP USA considers that these pallets are required to meet future customer growth requirements and does not plan to alter its previously announced program to scrap 7 million excess pallets.

---

[1] All growth figures are on a constant currency basis. Brambles calculates constant currency by translating non-US dollar results at the exchange rates applicable during the prior corresponding period.
[2] Brambles calculates net new business by subtracting organic growth (defined as growth from sources that contributed to sales in both the period and the prior corresponding period) from total growth.

As announced in October, CHEP USA is also investing in a comprehensive new service and quality offering, through the Better EveryDay program, to respond to evolving customer requirements and position itself for long-term growth. This program involves a fast-track investment spread across the 2010, 2011 and 2012 financial years. The implementation of Better EveryDay is proceeding as planned.

In other parts of Brambles' business for the four-months to 31 October 2009:

- CHEP EMEA's revenue was down 1 per cent to US$515 million, primarily reflecting ongoing weakness in the automotive sector. Excluding automotive, CHEP EMEA's revenue was up 1 per cent.
- CHEP Asia-Pacific's revenue was up 2 per cent to US$126 million as the growth of the reusable plastic crate business in Australia, and pallet volume growth in China, offset ongoing weakness in the automotive sector. Excluding automotive, CHEP Asia-Pacific's revenue was up 4 per cent.
- Recall's revenue was down 3 per cent to US$248 million, reflecting the impact on the Secure Destruction Services (SDS) business of lower activity in the USA and Europe and lower paper prices. Excluding SDS, Recall's revenue was up 2 per cent as its Document Management Solutions business continued to grow.

Brambles' cash-flow and balance sheet positions are robust and the Company continues to manage both capital expenditure and working capital tightly. Brambles' liquidity position is strong, with significant unused funding facilities and no requirement to refinance any borrowings until the 2011 financial year.

CHEP and Recall remain strong businesses with outstanding market positions and robust operating models. These businesses have considerable scope to accelerate Brambles' financial performance when a broad-based recovery in economic conditions occurs.

A live webcast of Brambles' AGM and the full text of the Chairman's and CEO's addresses are available at www.brambles.com. Brambles will also make available an archived version of the webcast.

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

DOCUMENT ENDS

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 November 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

Brambles Limited 2009 AGM – Chairman's and CEO's Addresses

In accordance with Listing Rule 3.13.3, I enclose the addresses to be delivered by Mr Graham Kraehe, Chairman and Mr Tom Gorman, Chief Executive Officer, at the Brambles Limited Annual General Meeting, to be held at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne, commencing at 2.00 pm this afternoon.

Also enclosed are copies of the slides to be used during the presentations at the meeting.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Brambles

Brambles Limited 2009 Annual General Meeting

Addresses delivered by Graham Kraehe AO, Chairman and Tom Gorman, Chief Executive Officer

19 November 2009

[Graham Kraehe AO]
Good afternoon, ladies and gentlemen.

Brambles achieved revenue growth and a strong cash-flow performance in the 2009 financial year despite the weakest economic conditions in decades. This performance illustrates the resilience of the business.

Some key aspects of the result were:

- CHEP's automotive business was particularly affected by the sharp contraction in economic conditions while Recall's Secure Destruction Services business was impacted by falling paper prices and volumes.
- These two businesses are relatively small parts of Brambles' portfolio. The other parts of the business increased sales by 3 per cent as net new business wins and gains in price or sales mix offset a decline in organic volumes.
- Group sales revenue, including the automotive and SDS businesses, increased 1 per cent to more than US$4 billion.
- The reduction in Brambles' Underlying profit of 8 per cent to US$900.6 million was largely due to the economic slowdown and continued investment in growth initiatives.
- We delivered a strong improvement in free cash-flow after dividends as lower capital expenditure more than offset the reduced Underlying profit.
- Total dividends for the year were 30 Australian cents, including the 17.5 cent interim and the 12.5 cent final paid on October 8.

A dividend reduction and our use of the reinvestment plan reflect the Board's focus on ensuring an appropriate balance between rewarding shareholders and cash conservation.

Brambles' strong capital controls and financial position meant we did not have to raise capital during the year. We retain significant capital flexibility, with a robust balance sheet including substantial unutilised borrowing capacity. We

have plenty of liquidity, with no refinancing requirements until the 2011 financial year.

Meanwhile, the cash-generating performance of our business has allowed us to continue to invest in quality, growth initiatives and systems despite the downturn – and to end the year very well-placed to benefit from a broader economic recovery when it occurs.

Let me now talk to you about the CEO succession we announced in October.

Mike Ihlein contributed to Brambles over six years, four as CFO and two as CEO.

Mike played a key role in restructuring Brambles to focus on CHEP and Recall through the sale of Cleanaway, Brambles Industrial Services and other assets in 2006. This process and the unification of the dual-listed structure, which Mike also led as CFO, allowed Brambles to return more than US$3.5 billion of excess cash to shareholders through buybacks and other capital management initiatives.

He also laid the foundations for the next phase of business improvement through his leadership of the CHEP USA review and introduction of the Better EveryDay program.

The completion of that review and the beginning of a new period of operational focus throughout Brambles was a logical time for succession. After an international search, Tom was the Board's unanimous choice as CEO.

Tom has extensive international operational experience through a long career with Ford, including as President of Ford Australia between 2004 and 2008.

He has shown strong leadership at CHEP EMEA over the past two years. He has successfully taken that business into new markets, generating strong returns for shareholders and getting closer to customers amid challenging conditions.

Given the Board's commitment to people development, we were delighted to appoint such a strong internal successor.

We also express our thanks to Liz Doherty, who is returning to the UK after two years as CFO. Liz leaves Brambles in strong financial shape despite the extreme economic conditions that occurred during her tenure. We welcome Greg Hayes and are confident he will prove to be an outstanding Brambles CFO.

Two recently appointed Directors stand for election today: John Mullen and Brian Schwartz. Carolyn Kay, Stephen Johns and I are standing for re-election by rotation. Each will speak to you a little later.

During the 2009 financial year, the number of Board meetings increased, reflecting the time the Board and management devoted to managing the impact of the Global Financial Crisis and the CHEP USA review. We held meetings in Australia, the USA and Europe, at which Directors visited major CHEP and Recall sites and met with key customers and staff.

We are conscious of the importance of aligning outcomes for executives and shareholders, especially in times of uncertainty. Executive bonuses were lower for the 2009 financial year; short-term bonuses were zero for the CEO and CFO while Board fees were frozen. Luke Mayhew will talk more about remuneration later.

Another increasingly important area of our business is sustainability. Many of you will have had the opportunity to read our Sustainability Report, published on the Brambles website last week.

I would now like to speak about safety. With great sadness, we reported two fatalities in the 2009 financial year. These were discussed at last year's AGM. The Board continues to work with Brambles' management team to achieve the only acceptable goal of Zero Harm.

Brambles announced today it will cancel its secondary listing on the London Stock Exchange.

Since December 2006, the number of CDIs, the instruments by which Brambles shares trade on the LSE, has fallen substantially. They now represent less than 2 per cent of Brambles' issued share capital – and there has been very limited trading over the last two years.

Given costs associated with administration and maintenance, the Board decided to cancel the secondary listing because it believes it is no longer in the interests of Brambles shareholders as a whole.

I will now give a brief trading update.

Today we released commentary on our performance for the first four months of the 2010 financial year, with trading conditions similar to those during the second half of the 2009 financial year. Making comparisons with the prior corresponding period was always going to be challenging, as most of the prior period occurred before the escalation of the financial crisis and its severe impact on consumer activity and trade volumes.

As with the 2009 full-year result, CHEP's operations in the automotive sector and Recall's Secure Destruction Services business have been particularly affected.

The destocking process has now ended. We have considerable leverage to a broad-based return to economic growth when it occurs. However we are yet to witness a widespread pick-up in activity or restocking in our major markets.

Both CHEP and Recall are performing solidly and continue to generate net new business wins in all regions, with the exception of CHEP USA, which experienced sales revenue below expectations during the four months to October.

Brambles' group sales revenue was down 3 per cent to US$1.4 billion in the first four months of the 2010 financial year compared with the prior corresponding period. In summary, conditions have stabilised but they are yet to begin improving.

As announced in our trading update today, CHEP USA has experienced lower organic volumes and has been unable to generate sufficient new business to offset fully the impact of customer losses. CHEP USA now anticipates total pallet issues for the 2010 financial year will be approximately 3 per cent lower than the 2009 financial year.

The slowdown in CHEP USA has resulted in the short-term accumulation of approximately 4 million additional idle pallets during the 2009 calendar year, which will result in associated short-term storage and handling costs. CHEP

USA considers that these pallets will be required to meet future customer growth requirements and does not plan to alter its previously announced program to scrap 7 million excess pallets.

As announced last month, the Better EveryDay program will require an ongoing investment in CHEP USA. Better EveryDay is a new service and quality offer that will deliver immediate benefits to customers and address next generation supply-chain needs. The roll-out of Better EveryDay follows the CHEP USA review, which was rigorous. The review had the full involvement and support of the Board and Better EveryDay is progressing as planned.

Both CHEP and Recall are strong businesses with outstanding market positions, operating models and people. We retain a strong balance sheet, a high degree of financial flexibility and high rates of cash generation to fund investments in quality and growth. In addition, we have other long-term growth opportunities, such as our entry into new regions and market segments.

The Brambles Board and management are focussed on positioning your Company to benefit from these opportunities and on using our unique position in the supply chain to generate sustainable long-term growth.

Before I finish, I would like to take the opportunity to thank the more than 12,000 Brambles employees around the world for their hard work and dedication during a challenging year. I also thank my fellow Directors for their input, and our customers and shareholders for their continued support.

I will now hand over to Tom Gorman.

[Tom Gorman]
Thank you, Graham.

Let me begin by saying how honoured I am to have the opportunity to lead Brambles at this important stage in our Company's development.

I'd like to thank the Board for selecting me and to thank Mike Ihlein, my predecessor, for convincing me to join Brambles two years ago.

Mike set Brambles on a course for improved customer satisfaction, pushed us to get closer to the customer and demonstrated a high level of integrity.

I plan on continuing many of Mike's initiatives, while bringing my own style and sense of urgency to the opportunities and challenges ahead.

Today I hope to give you some insight into the five priorities that will underpin my approach to building a prosperous future for our shareholders.

My priorities are: improving quality and customer satisfaction; delivering profitable growth; driving cost competitiveness; focusing on our people and being a responsible corporate citizen.

Before explaining these priorities in more detail, I'd like to give you my personal view on why I came to Brambles and why I continue to be confident about our future.

Over the course of my 25-year business career spanning four continents, I have dealt with many different businesses.

There are few businesses, if any, that can match Brambles' strengths. These strengths include: strong operating models and market positions; superb customers; financial strength and flexibility; and substantial growth opportunities.

Even against the backdrop of one of the most difficult economic times we have ever experienced, our businesses have demonstrated their underlying strength, have been able to add new customers, and have generated significant operating cash-flow.

Our business is able to add scale by expanding in highly penetrated mature markets, by delivering growth in markets where our operating models are still developing or our market-share is relatively small – and growing strongly in new, emerging markets.

Of course, even with the growth that comes from adding new customers, severe economic conditions will have a negative impact on our overall growth rate. But, again, our business model is strong and we expect upside in both established and developing markets as economic growth returns around the world.

In simple terms: this is a great business, with great prospects and, for me personally, it's a great time to be taking the reins.

In the near-term, my focus will be on getting to know our customers, shareholders and employees as well as possible. I am committed to clear, direct and frequent communication with all three of these groups.

I am also pleased to have been able to announce the appointment of Greg Hayes as Chief Financial Officer. Greg will be a valuable partner to me as we look to drive Brambles' growth and performance. He has exceptional financial and commercial experience, in particular from being CFO of AGL and CEO of Tenix.

Since the announcement of my appointment as CEO, I have been on the road a fair bit. I have met with scores of investors and analysts and today I hope to get feedback from our shareholders that have made the effort to join us at this AGM.

I've also been spending time in CHEP's operations in the USA and in Europe, I've been with the LeanLogistics team in the USA and I will shortly be holding leadership meetings with the Recall business in Atlanta.

By mid-December we will have completed a leadership summit with our top 60 executives and I'll be heading to China in January to get closer to one of our most promising long-term growth markets. It's been a very exciting start.

As I'm sure you would expect, I plan on dedicating a considerable amount of my time and energy to the successful implementation of the Better EveryDay program. This program is aimed at improving the customer experience in CHEP USA.

We announced this program in October and it has three main planks: improvement in pallet quality through a step change in repair standards; making it easier for our customers to do business with us; and increasing and reorganising our sales force. The program was the result of seven months of market analysis, customer research and comprehensive trialling.

As I mentioned, I have already visited the team in the USA and I'm encouraged by what I've seen of the early implementation phase. Customer feedback is excellent, the team is energized and I believe our people are

motivated by the support they have received to address customers' concerns with our products and services.

While we work to implement Better EveryDay and, over time, put in place offsetting pricing and volume strategies and new business opportunities, margins in CHEP USA will be affected. The increase in net operating costs for CHEP USA will be US$50 million a year, and there will be US$110 million of fast-track expenditure over the 2010, 2011 and 2012 financial years.

In addition to customer and employee feedback, I have also received constructive feedback from the many institutional shareholders I have seen over the past month. These shareholders understand and accept the short-term financial impact on margins in CHEP USA in order to ensure a stronger competitive position and support long-term growth.

We cannot assume any of our competitors will go away. Remaining focused on delivering unparalleled levels of quality and service, offering customers innovative solutions to their problems and avoiding complacency is what is needed to grow the business in the future. It is for this reason that we launched the Better EveryDay program in the USA.

The CHEP USA review included analysis of numerous alternative pallet materials and designs – and a reassertion of our commitment to wood as the most economically and environmentally sustainable material for pallet pooling.

Let me now return to share more detail with you on the five priorities I identified at the beginning of these comments.

I'll start with quality and customer satisfaction. If we believe everything starts with the customer then we must focus on delivering ever-improving levels of customer satisfaction.

That means making sure the quality of our products, services and relationships are sources of competitive advantage. It is not enough to rely solely on our scale and technical expertise – we must deliver an excellent experience.

Better EveryDay reflects this ethos. It includes making it easier for our customers to do business with us and, ultimately, is focused on giving our customers as few reasons as possible to engage with our competitors.

The second of my priorities is profitable growth. I believe there is enormous growth potential within both CHEP and Recall. We have opportunities to expand geographically, to enter new market segments, to provide new products and services and to win market-share from our competitors.

For example, in addition to the expansion opportunities that exist for CHEP's operations in the USA and Continental Europe, we also have opportunities in highly-established markets such as Australia and the UK. The new platform initiative around providing fresh food crates to Australian supermarkets is a great example. These plastic crates offer a real efficiency to the fruit and vegetable supply chain as they eliminate the need to repack products between the producer and the retailer.

Newer regions such as Central & Eastern Europe, the Middle East, China, India and Latin America will also have their part to play in delivering profitable growth.

We also have significant opportunity to expand our asset management service offering by leveraging our information and data-base management capability to help our customers increase the efficiency of their supply-chain operations.

This desire to expand our service offerings is the primary driver behind our acquisition of transport management solutions provider LeanLogistics. We are only now scratching the surface of the potential in this area.

Cost competitiveness is also a priority as we will continue to drive efficiencies in our operations and our overheads. These efficiency improvements are critical as we continue to invest in quality, innovation and growth.

The fourth of my priorities reflects our commitment to improve our focus on our people, ensuring they're safe, engaged, motivated and performing to the best of their ability. Of course, it's easy to say these things. Delivering on this priority will require commitment and leadership. I'm excited by this challenge, because I know our 12,000 people represent an immensely deep pool of talent, experience and creativity.

I believe it is appropriate that I reiterate Graham Kraehe's comments regarding the tragic fatalities our business experienced in the 2009 financial

year. I too find these fatalities to be unacceptable and I remain committed to Zero Harm and continuous safety improvement. We are seeing a reduction in the severity of injuries occurring throughout our business and we continue to educate our people and audit our operations. The recent roll-out of new safety management information systems will help us monitor, benchmark and improve our performance.

The final priority for our business is corporate social responsibility. In addition to being a good corporate citizen and taking responsibility for the impact of our actions on the communities in which we operate, we also have a compelling opportunity to build upon the inherent environmental benefits of both CHEP's and Recall's businesses in a world where sustainability is becoming standard business practice. Our customers are looking to do business with responsible partners with sustainable business models and we know we can deliver against this objective.

By focussing on these five areas, I believe we can deliver superior shareholder returns for many years. I'm committed to ensuring we pursue every possible avenue to achieve that goal.

In summary, I believe strongly in our businesses. We have outstanding market positions, financial strength and growth potential. Although short-term trading conditions remain somewhat subdued in our largest markets, we are very well-placed to benefit from global economic recovery when it occurs.

Ladies and gentlemen, I look forward to updating you on our progress at the half-year result in February 2010 and to speaking with you in more detail about our strategies and our performance in the months to come.

Thank you very much for your time, and for giving me the opportunity to lead this great company.

I now hand back to your Chairman, Graham Kraehe.

Investors and media, for further information please contact:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

DOCUMENT ENDS

ANNUAL GENERAL MEETING 2009

21:03 | DOCUMENTS ARRIVING AT STORAGE

21:01 | DOCUMENTS IN TRANSIT TO STORAGE

GOODS ARRIVING AT RETAILER

21:05 | GOODS IN TRANSIT TO MANUFACTURER

21:01 | GOODS IN TRANSIT

21:01 | DOCUMENTS COLLECTED AT HOSPITAL

21:02 | GOODS LEAVING WHOLESALER

Brambles

Graham Kraehe AO

Chairman

Brambles


ANNUAL GENERAL MEETING 2009
Brambles

FY09 Review

- Revenue growth and strong cash flow in weak economic conditions
- Excluding CHEP Automotive and Recall SDS, sales revenue up 3%
- Group sales revenue up 1%
- Underlying profit down 8%, due to economic slowdown and continued investment in growth initiatives
- Strong improvement in free cash flow
- Dividend for the year 30 Australian cents

Growth % calculated on US$ constant currency basis

Brambles

Capital management

- Balance between rewarding shareholders and cash conservation
- Strong balance sheet and unutilised borrowing capacity
- No refinancing requirements until FY11
- Cash-generating performance of business allows ongoing investment
- Well placed to benefit from broader economic recovery when it occurs

Leadership succession

- Mike Ihlein – six-year contribution to Brambles
- Tom Gorman is the Board's unanimous choice
- Liz Doherty is returning to UK after two years as CFO
- New CFO Greg Hayes

Corporate Governance

- Election and re-election of Non-executive Directors
- Increase in Board meetings held during the year
  - Global Financial Crisis
  - CHEP USA review

Remuneration

- Lower executive bonuses for FY09
- No short-term bonus for CEO and CFO
- Board fees frozen

Sustainability

- Increasingly important area of our business
- Sustainability Report published online

Brambles

Safety

- Deeply saddened by the two fatalities in FY09
- Zero Harm the only acceptable goal

Brambles

UK delisting

- Cancellation of secondary listing on the LSE
- CDIs <2% of issued share capital
  - Very limited trading over the past two years
- No longer in the interests of shareholders

Brambles

Trading update for the first four months of FY10

- Challenging comparison to prior corresponding period
- Business conditions stabilised – similar to second half of FY09
  - Considerable leverage to broad-based economic growth
- Group sales revenue down 3%
- CHEP USA – idle pallets incurring storage and handling costs
- Better EveryDay program

Growth % calculated on US$ constant currency basis

Brambles

Conclusion

- Strong businesses with outstanding market positions, operating models and people
- Strong balance sheet, high degree of financial flexibility
- Significant cash flow
- Sustainable, long-term growth opportunities

Brambles

Tom Gorman

Chief Executive Officer

Brambles

Five priorities

1. Quality and customer satisfaction
2. Profitable growth
3. Cost competitiveness
4. People
5. Corporate citizenship

Strong underlying business

- Strong operating models and market positions
- Superb customers
- Financial strength and flexibility
- Substantial growth opportunities
- Great business, great prospects

Near-term tasks

- Focus on getting to know customers, shareholders and employees
- Leadership summit of Brambles' top 60 executives
- Visit China in January
- CHEP USA Better EveryDay program

CHEP USA Better EveryDay program

- Three main planks:
  - Improvement in pallet quality
  - Making it easier for customers to do business with us
  - Increase and reorganise our sales force
- Customer feedback has been excellent
- Fast-track expenditure program FY10–FY12
- Constructive feedback from institutional shareholders
- Wood is the most economically and environmentally sustainable material for pallet pooling

Quality and customer satisfaction

- Deliver ever-improving levels of customer satisfaction
- Competitive advantage stems from quality products, services and relationships
- Better EveryDay reflects this ethos

Profitable growth

- Enormous growth potential within CHEP and Recall
- Expansion opportunities – new segments, new products and services
- Established markets with high penetration can continue to grow
- Newer regions will also play their part
- Opportunity to expand CHEP's asset management service

Cost competitiveness

- Driving efficiencies in operations and overheads
- Critical as we continue to invest in quality, innovation and growth

People

- Ensure our people are safe, engaged, motivated and performing to the best of their ability
- Commitment to Zero Harm and continuous safety improvement
- Roll-out of the Safety Management Information System underway

Good corporate citizenship

- Taking responsibility for the impact of our actions on the communities in which we operate
- Opportunity to build on the inherent environmental benefits of CHEP and Recall's business models
- Customers are looking to do business with responsible partners with sustainable business models


ENVIRONMENT
SUPPLY CHAIN
OUR IMPACTS
CUSTOMERS
PEOPLE
SOCIETY

Brambles…

…has outstanding market positions

…has financial strength and growth potential

…is well placed to benefit from global economic recovery when it occurs

82-5205


ANNUAL
GENERAL
MEETING
2009
MELBOURNE 19 NOVEMBER 2009
21:03 | DOCUMENTS ARRIVING AT STORAGE
21:01 | DOCUMENTS IN TRANSIT TO STORAGE
GOODS ARRIVING AT RETAILER
21:05 | GOODS IN TRANSIT TO MANUFACTURER
21:01 | GOODS IN TRANSIT
21:01 | DOCUMENTS COLLECTED AT HOSPITAL
21:02 | GOODS LEAVING WHOLESALER
Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 November 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES LIMITED CANCELLATION OF SECONDARY LISTING ON LONDON STOCK EXCHANGE

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary



Securities Exchange and Media Release
19 November 2009

BRAMBLES LIMITED – CANCELLATION OF SECONDARY LISTING ON LONDON STOCK EXCHANGE

Brambles today announces its intention to apply to the UK Listing Authority to cancel the secondary listing of the ordinary shares of the Company from the Official List of the UK Listing Authority and to request that trading in those shares on the London Stock Exchange (**LSE**) be cancelled.

Since Brambles commenced the secondary listing in December 2006, the number of CREST Depository Interests (**CDIs**), the instruments by which Brambles shares are traded on the LSE, has fallen substantially and they currently represent less than 2% of Brambles' issued share capital. In addition, there has been very limited trading of Brambles CDIs on the LSE in the past two years. Having regard to these factors and the associated administration and maintenance costs, the Brambles Board has decided to cancel the secondary listing because it believes it is no longer in the interests of Brambles shareholders as a whole.

Brambles will continue to retain its primary listing on the Australian Securities Exchange and the cancellation is therefore expected to have little impact on shareholders and investors. It is anticipated that this cancellation shall take effect as of the end of trading on Friday 19 March 2010.

In conjunction with the cancellation of the secondary listing, a share sale facility has been arranged for the holders of the CDIs who do not wish to receive and hold Brambles shares on the Australian Securities Exchange. Information on the cancellation and the options available to CDI holders, including the share sale facility will be set out in a circular which will be sent to holders of CDIs in mid-February 2010

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 November 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

FINAL POLL AND PROXY/DIRECT VOTING RESULTS FOR THE BRAMBLES LIMITED ANNUAL GENERAL MEETING HELD ON 19 NOVEMBER 2009

Following the Annual General Meeting of Brambles Limited held in Melbourne on 19 November 2009, I advise that each resolution set out in the Notice of Annual General Meeting was carried by the required majority, on a poll.

Item	Resolution	For*	Against
Item 2	To adopt the Remuneration Report	99.14%	0.86%
	The following persons were elected or re-elected as Directors:		
Item 3	To elect Mr John Patrick Mullen	99.79%	0.21%
Item 4	To elect Mr Brian Martin Schwartz AM	98.68%	1.32%
Item 5	To re-elect Mr Graham John Kraehe AO	96.68%	3.32%
Item 6	To re-elect Mr Stephen Paul Johns	98.52%	1.48%
Item 7	To re-elect Ms Sarah Carolyn Hailes Kay	99.63%	0.37%
Item 8	Amendments to constitution	98.79%	1.21%

* includes discretionary proxies

The voting position is attached.

The issued share capital of Brambles Limited as at 19 November 2009 is 1,412,172,858.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{CW 00056244}

BRAMBLES LIMITED

RESULT OF GENERAL MEETING

Annual General Meeting

Thursday, 19 November, 2009

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed the proxy vote (as at proxy close):				Direct vote (as at proxy close):			Manner in which votes were cast in person or by proxy on a poll (where applicable)		
		Votes For	Votes Against	Votes Discretionary	Votes Abstain	For	Against	Abstain	For	Against	Abstain**
2	TO ADOPT THE REMUNERATION REPORT	896,512,268	5,102,626	8,818,815	5,751,026	5,723,041	2,773,964	423,420	911,329,539	7,913,609	6,185,205
3	TO ELECT MR JOHN PATRICK MULLEN TO THE BOARD OF BRAMBLES	901,830,624	1,514,833	8,987,773	3,858,205	8,244,411	396,131	279,883	919,383,190	1,912,964	4,138,899
4	TO ELECT MR BRIAN MARTIN SCHWARTZ AM TO THE BOARD OF BRAMBLES	891,692,150	11,704,358	8,994,709	3,797,218	8,246,588	413,872	259,965	909,249,399	12,120,516	4,062,138
5	TO RE-ELECT MR GRAHAM JOHN KRAEHE AO TO THE BOARD OF BRAMBLES	873,835,679	29,607,684	8,960,114	3,787,958	7,767,497	985,905	167,023	890,874,154	30,604,818	3,956,081
6	TO RE-ELECT MR STEPHEN PAUL JOHNS TO THE BOARD OF BRAMBLES	890,303,641	13,075,641	9,037,590	3,765,225	8,134,743	567,878	217,804	907,787,186	13,650,545	3,987,984
7	TO RE-ELECT MS SARAH CAROLYN HAILES KAY TO THE BOARD OF BRAMBLES	900,341,944	2,944,766	9,085,426	3,811,899	8,287,458	426,143	206,824	918,036,717	3,372,213	4,018,723
8	AMENDMENTS TO CONSTITUTION	659,965,253	7,448,388	9,242,113	4,178,466	7,635,254	850,798	432,963	677,146,838	8,302,946	4,626,644

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 November 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Amended Constitution

In accordance with Listing Rule 15.4.2, I enclose a consolidated copy of the Brambles Limited constitution, as amended by a special resolution passed earlier today at its Annual General Meeting.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

{CW 00056247}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 November 2009

The Manager – Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles Limited – Conference Presentation

I enclose a presentation to be given by Brambles' CEO Mr Tom Gorman, at the Deutsche Bank Annual Transport Conference today.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Brambles

Deutsche Bank
Transport Conference

Tom Gorman
Chief Executive Officer

24 November 2009



Agenda

- Trading update
- Five priority areas
- Better EveryDay

2 Brambles

Trading Update

- Group sales revenue for first four months FY10 down 3% to US$1,402m compared with same period in FY09
  - Challenging comparison given financial crisis did not escalate until end of prior corresponding period
  - Business conditions similar to second half of FY09
- Post-crisis stabilisation of economic conditions yet to translate to widespread improvement in major markets

3 Brambles

Trading Update – Continued

- Balance sheet, cash-flow and capital controls strong
- CHEP and Recall have outstanding market positions, operating models and people
- Considerable scope to accelerate financial performance when broad-based economic recovery occurs

4 Brambles

Trading Update – Revenue

4 months to 31 Oct 09 (constant currency basis)	Revenue (US$m)	Change (%)
CHEP Americas	513	-5
CHEP EMEA	515	-1
CHEP Asia-Pacific	126	+2
Total CHEP	1,154	-3
Recall	248	-3
Brambles	**1,402**	**-3**

All growth figures are on a constant currency basis. Brambles calculates constant currency by translating non-US dollar results at the exchange rates applicable during the prior corresponding period.

Trading Update – CHEP USA

- Expect ~3% reduction in pallet issue volumes in FY10 compared with FY09
- Short-term accumulation of ~4m additional idle pallets since early CY09
- CHEP USA will need these pallets to meet future customer growth needs
- No plan to alter previously announced pallet scrapping program

Five Priorities

- Customer satisfaction and quality
- Profitable growth
- Cost competitiveness
- People
- Corporate citizenship

7

Brambles

Near-term Targets

- No major change to structure of business
- Engagement with investors, customers and staff
- Immersion in key markets
- Implementation of Better EveryDay

8

Brambles

Better EveryDay – Recap

- Step change in competitive position
  - Address today's customer requirements
  - Provide platform to meet future customer needs
- Will deliver long-term growth
- Reassertion of commitment to wood as best economic and environmental pallet pooling solution

9 Brambles

Better EveryDay – Status

- Moved from planning to execution; every phase of implementation underway
- To date we have achieved:
  - 1 million issues to US Premium standard
  - Zero quality-related customer rejections
- Some trial customers have now entirely ceased inspecting pallets
- Implied customer savings underpin our expectation of long-term pricing opportunity

10 Brambles

Better EveryDay – Focus

- Three focus areas
  - Pallet quality
    - One sort standard, one repair standard
  - Ease of doing business
  - Sales organisation realignment

11

Brambles

Summary

- Brambles has
  - Strong operating models
  - Superb customers
  - Compelling growth opportunities
- We have weathered the downturn better than most
- Better EveryDay implementation going to plan
- Very well positioned to return to strong long-term growth as and when broader economic recovery occurs

12

Brambles

Brambles

Deutsche Bank
Transport Conference

Tom Gorman
Chief Executive Officer

24 November 2009



Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 November 2009

The Manager-Listings
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

GRANT OF PERFORMANCE SHARE RIGHTS

Brambles' senior managers may be eligible to receive annual equity awards under the Brambles Limited 2006 Performance Share Plan (**Plan**). These awards may take the form of STI Share Awards or LTI Share Awards. Full details of these awards and the Plan are set out on pages 36 to 38 of the 2009 Annual Report, which may be found on the Brambles website at www.brambles.com.

We advise that awards over 3,553,926 Brambles shares have been granted as at 25 November 2009 under the Plan for the 2010 financial year, consisting of:

- STI Awards over 338,200 Brambles shares.
- LTI Awards over 3,215,726 Brambles shares.

In accordance with the Rules of the Plan, no consideration is payable for the exercise of these awards. Where Awards are in the form of Share Rights, such awards will lapse if participants do not exercise them in accordance with their terms on or before 25 November 2015.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Confirmation of Board & Senior Management Changes
Released	07:00 02-Nov-2009
Number	7348B07

RNS Number : 7348B
Brambles Limited
01 November 2009

Brambles Limited
Company Number: 118 896 021

2 November 2009

CONFIRMATION OF BOARD AND SENIOR MANAGEMENT CHANGES

As previously announced to the market and with effect from 1 November 2009:

(a) Mr John Mullen has been appointed to the Board of Brambles Limited;

(b) Mr Mike Ihlein has retired as Chief Executive Officer and as a Director of Brambles Limited. Mr Ihlein will remain as an executive until 1 March 2010; and

(c) Mr Tom Gorman has assumed the role of Chief Executive Officer of Brambles Limited following Mr Mike Ihlein's retirement. Mr Gorman will join the Brambles Board on 1 December 2009.

82-5205

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:27 03-Nov-2009
Number	8323B07

RNS Number : 8323B
Brambles Limited
03 November 2009

Brambles Limited
Company Number: 118 896 021

3 November 2009

Change of Director's Interest Notice

We attach an Initial Director's Interest Notice detailing the interests in the securities of Brambles Limited for John Mullen, which has been released to the Australian Securities Exchange today under ASX Listing Rule 3.19A.1.

Robert Gerrard
Group Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BRAMBLES LIMITED

ABN 89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director JOHN PATRICK MULLEN

Date of appointment 1 NOVEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

NIL

Part 2 - Director's relevant interests in securities of which the director is
not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest
Note: Provide details of the circumstances giving rise to the relevant interest.

Number & class of Securities NIL

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of
the definition of "notifiable interest of a director" should be disclosed in
this part.

Detail of contract

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 04-Nov-2009
Number	9167B07

RNS Number : 9167B
Brambles Limited
04 November 2009

Brambles Limited
Company Number: 118 896 021

4 November 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited Mr M F Ihlein and Ms M E Doherty.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name	BRAMBLES LIMITED

of entity	("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	9 OCTOBER 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nomi on behalf of MyShare participants. Mr Ihlein ha beneficial interest in 59 shares. Computers Nominees CI LTD <Brambles MyShare Control A/(the registered holder.
Date of change	30 October 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family S Fund. Performance share rights over 465,764 BXB shares 475 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 469 BXB shares.
Class	Ordinary shares
Number acquired	59

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	59 @ $7.12 per share
No. of securities held after change	667,291 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family S Fund. Performance share rights over 465,764 BXB shares 534 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 528 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	59 (Acquired Shares) purchased on market and (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plar details of which are set out in the 2008 Notice of Ar General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARY ELIZABETH DOHERTY
Date of last notice	5 MAY 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nomii on behalf of MyShare participants. Ms Doherty h beneficial interest in 377 shares, Computers Nominees CI LTD <Brambles MyShare Control A/C the registered holder.
Date of change	30 OCTOBER 2009
No. of securities held prior to change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 151 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 151 BXB Shares.

Class	Ordinary shares
Number acquired	377 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	59 @ A$7.12 per share 51 @ A$8.20 per share 56 @ A$7.36 per share 70 @ A$5.97 per share 70 @ A$5.91 per share 71 @ A$5.91 per share
No. of securities held after change	Performance share rights over 28,406 BXB shares 10,000 ordinary shares held directly. 529 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 528 BXB Shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited and allocation of Conditional S Rights.
Any Additional information	MyShare is a global employee share ownership plar details of which are set out in the 2008 Notice of Ar General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Change of Chief Financial Officer
Released	07:00 05-Nov-2009
Number	9977B07

RNS Number : 9977B
Brambles Limited
04 November 2009

Brambles Limited
Company Number: 118 896 021

5 November 2009

BRAMBLES ANNOUNCES APPOINTMENT OF GREG HAYES AS CHIEF FINANCIAL OFFICER

Brambles announces appointment of Greg Hayes as Chief Financial Officer

Brambles Limited is pleased to announce the appointment of Greg Hayes as Chief Financial Officer (CFO) with effect from 16 November 2009. Mr Hayes will replace current Brambles CFO, Liz Doherty, who has decided to return to the UK for family reasons.

In joining Brambles, Mr Hayes, 51, will continue a successful and diverse career working in finance and commercial roles for major Australian companies.

Most recently, he spent three years as Chief Executive Officer (CEO) of Tenix Group, a large, privately-owned diversified contractor. This role included oversight of the successful sale of Tenix's defence business, which concluded in 2008.

Before working for Tenix, he spent four years as CFO of The Australian Gas Light Company (AGL) acting as interim CEO during that company's demerger process in 2006.
These roles followed three years as CFO, Australia & New Zealand, for Westfield Holdings and nine years in senior executive roles at Southcorp Holdings , including two years as President of Southcorp USA.

Brambles CEO, Tom Gorman, said: "I am very pleased to welcome Greg to the Brambles team and I look forward to working alongside an executive of his calibre. His proven track record as a public company executive and his extensive experience in a range of finance and commercial roles will be invaluable to Brambles.

"Greg is a key appointment to Brambles' Executive Leadership Team as we move to our next growth phase, implement the recently announced outcomes of the CHEP USA review and accelerate our financial performance as economies recover."

The Directors of Brambles thank Ms Doherty for the significant contribution she has made over the last two years in driving a robust cash performance and refinancing plan. Both of these activities have ensured that Brambles' balance sheet remains strong with prudent levels of unutilised debt facilities. Ms Doherty will resign as a director with effect from 16 November 2009.

Mr Hayes will join Brambles' Board on 1 December 2009 and will be based in Sydney, Australia.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Attachments:

A) Summary of key contract terms for Greg Hayes
B) Termination entitlements for Liz Doherty

Attachment A: Summary of key terms and conditions of employment for Greg Hayes

Commencement date and term
Greg Hayes will commence in the role of Chief Financial Officer on 16 November 2009. He has an on-going contract, which may be terminated by Brambles without cause on giving 12 months' notice and by Mr Hayes without cause on giving six months' notice.
Brambles may also terminate Mr Hayes' contract without notice in the event of serious misconduct.

Remuneration package
Mr Hayes' contract provides for the following remuneration package:

- Base salary of A$1,250,000;
- Car allowance of A$30,000;
- Superannuation contributions of 15% of base salary; and
- Participation in Brambles' incentive plans in line with

current policy:

- Short-term incentive (STI) opportunity of 60% of base salary (target) and 90% (maximum);
- Grant of STI Share Awards under the Brambles 2006 Performance Share Plan (Plan), the value of which will match the STI payment each year; and
- Grant of annual long-term incentive share awards (LTI Award) under the Plan equal to 130% of base salary.

The manner in which these incentive plans will apply to Mr Hayes is as set out in sections 3.2, 3.3 and 4 of Brambles 2009 Remuneration Report (pages 36 to 38 of its 2009 Annual Report) which is on Brambles' website (www.brambles.com).

Mr Hayes will receive an additional LTI Award under the Plan for the number of shares equal to A$2.7M divided by the market value of Brambles shares as determined under the terms of the Plan. This LTI Award will be granted on the same day and be subject to the same performance and vesting conditions as LTI Awards granted under that Plan for the 2010 financial year.

Termination entitlements
In the event that Mr Hayes' employment is terminated by the Company without cause, he is entitled to a payment equal to 12 months' base salary (inclusive of any payment in lieu of notice) and accrued entitlements.
No STI Share Awards or LTI Awards will normally vest in these circumstances. However, if Mr Hayes' employment is terminated in accordance with the "good leaver" provisions of the Plan:

- Any of his unvested STI Share Awards will vest at the date of cessation of employment.
- Any of his unvested LTI Share Awards will be retained and tested against their performance conditions on the date they vest. Subject to the satisfaction of the performance conditions, the number of Brambles shares to which Mr Hayes is entitled would be reduced pro-rata by the period of his employment during the relevant performance period of the LTI Share Awards.

Mr Hayes' entitlement to any payments under the STI and LTI Plans upon his termination will be subject to the rules of the Plan and satisfaction of the applicable business and personal performance conditions.

Attachment B: Summary of termination arrangements for Liz Doherty

Timing of departure
Liz Doherty will remain in the company's employ until 30 November 2009. Ms Doherty will resign from the Board on 16 November 2009.

Summary of termination entitlements
Ms Doherty will receive a total payment of A$1,765,000 upon ceasing employment, which includes:

- 12 months Total Fixed Remuneration (inclusive of payment in lieu of notice period); and
- a payment in consideration for the unvested Brambles shares that Ms Doherty was granted on joining in December 2007. These shares were granted to Ms Doherty in consideration for the long term incentive shares that she forfeited on leaving Tesco.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 05-Nov-2009
Number	0086C07

RNS Number : 0086C
Brambles Limited
05 November 2009

Brambles Limited
ACN 118 896 021

5 November 2009

DIRECTORS' INTEREST NOTICE

In accordance with Listing Rule 3.19A.3, we attach a Final Director's Interest Notice for M F Ihlein, detailing his interests in the securities of Brambles Limited on retirement.

Robert Gerrard
Group Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	MICHAEL FRANCIS IHLEIN
Date of last notice	4 NOVEMBER 2009
Date that director ceased to be director	1 NOVEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

667,291 ordinary shares
Performance share rights over 465,764 ordinary shares
Conditional share rights over 528 ordinary shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ihlein Family Superannuation Fund, of which M F Ihlein is a member.	115,000 ordinary shares

Citibank, holds CREST Depository Interests for M F Ihlein	1,000 ordinary shares held in the form of CREST Depository Interests
Computershare Nominees CI Ltd <Brambles MyShare Control A/C> on behalf of MyShare participants, of which M F Ihlein is one.	534 ordinary shares

Part 3 - Director's interests in contracts

Detail of contract **Nature of interest**	NIL
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 09-Nov-2009
Number	1759C07

RNS Number : 1759C
Brambles Limited
09 November 2009

Brambles Limited

Company Number: 118 896 021

9 November 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 137,709 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

137,709

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

  N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

  N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

  N/A

5 Issue price or consideration

137,709 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

9 November 2009

82-5205

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,412,146,696

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,858,027

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

has the right to return the [+]securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before [+]quotation of the [+]securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 9 November 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

[+] See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Limited 2009 Sustainability Report
Released	07:00 10-Nov-2009
Number	2551C07

RNS Number : 2551C
Brambles Limited
10 November 2009

Brambles Limited
Company Number: 118 896 021

10 November 2009

BRAMBLES LIMITED: 2009 SUSTAINABILITY REPORT

Brambles advises that its 2009 Sustainability Report has been posted on the Brambles website at www.brambles.com/09sustainabilityreport.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs

James Hall
Manager
Investor Relations & Corporate Affairs

82-5205

+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 17-Nov-2009
Number	6047C07

RNS Number : 6047C
Brambles Limited
17 November 2009

Brambles Limited
ACN 118 896 021

17 November 2009

DIRECTORS' INTEREST NOTICE

Attached is an Appendix 3Z for Ms Elizabeth Doherty, who ceased to be a Director of Brambles Limited on 16 November 2009.

Robert Gerrard
Group Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BRAMBLES LIMITED**

82-5205

("BXB")

ABN 89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	MARY ELIZABETH DOHERTY
Date of last notice	4 NOVEMBER 2009
Date that director ceased to be director	16 NOVEMBER 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

10,000 ordinary shares
Performance share rights over 28,406 ordinary shares
Conditional share rights over 528 ordinary shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Computershare Nominees CI Ltd <Brambles MyShare Control A/C> on behalf of MyShare participants, of which	529 ordinary shares

82-5205

M E Doherty is one.

Part 3 - Director's interests in contracts

Detail of contract NIL
Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to
which interest relates

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 17-Nov-2009
Number	6137C07

RNS Number : 6137C
Brambles Limited
17 November 2009

Brambles Limited

Company Number: 118 896 021

17 November 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 26,162 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

26,162

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

2,257 @ 0.00 per share
10,750 @ 5.91 per share
5,237 @ 5.97 per share
4,160 @ 7.36 per share
3,758 @ 8.20 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings

or despatch of certificates

17 November 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,412,172,858

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,854,380

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

82-5205

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we

request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 17 November 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Interim Management Statement
Released	07:00 19-Nov-2009
Number	7513C07

RNS Number : 7513C
Brambles Limited
19 November 2009

Brambles Limited
Company Number: 118 896 021

19 November 2009

BRAMBLES LIMITED: 2009 AGM TRADING UPDATE AND INTERIM MANAGEMENT STATEMENT

Due to the fact that it retains a secondary listing on the London Stock Exchange, Brambles Limited is required under the UK Disclosure Rules and Transparency Rules to publish an Interim Management Statement (IMS) for the period from the beginning of the current financial year (1 July 2009) to 31 October 2009.

Attached is the IMS required by those rules. The IMS also constitutes Brambles' 2009 AGM trading update.

Robert Gerrard
Group Company Secretary

BRAMBLES WELL-PLACED FOR ECONOMIC RECOVERY BUT SHORT-TERM CHALLENGES REMAIN IN USA

Brambles today reported group sales revenue for the four months to 31 October 2009 of US$1,402 million, 3 per cent lower[1] than the prior corresponding period. Brambles Chairman Graham Kraehe said the Company's CHEP and Recall businesses were in a strong position to benefit from improvement in economic conditions.

Mr Kraehe said both CHEP and Recall were performing solidly and continue to generate net new business wins[2] in all regions, with the exception of CHEP USA, which experienced sales revenue below expectations over the four-month period.

Mr Kraehe told Brambles' annual general meeting (AGM) in Melbourne: "We have considerable leverage to a broad-based return to economic growth when it occurs. However we are yet to witness a widespread pick-up in activity or restocking in our major markets."

Brambles Chief Executive Officer Tom Gorman told the AGM: "I believe strongly in our businesses. We have outstanding market positions, financial strength and growth potential. Although short-term trading conditions remain somewhat subdued in our largest markets, we are very well-placed to benefit from global economic recovery."

Making comparisons with the prior corresponding period was challenging as most of the prior corresponding period occurred before the escalation of the Global Financial Crisis. In line with the broader economic trend, Brambles experienced business conditions in the four months to 31 October 2009 similar to those of the second half of the 2009 financial year.

CHEP's revenue for the period was down 3 per cent on the prior corresponding period to US$1,154 million, primarily reflecting CHEP Americas' revenue decline of 5 per cent to US$513 million. The decline in CHEP Americas' revenue was due to CHEP USA, which had lower organic volumes as a result of prevailing economic conditions and had been unable to generate sufficient new business to offset fully the impact of customer losses. CHEP USA now anticipates total pallet issues for the 2010 financial year will be approximately 3 per cent lower than the 2009 financial year.

The slowdown in CHEP USA has resulted in the short-term accumulation of approximately 4 million additional idle pallets during the 2009 calendar year, which will result in associated short-term storage and handling costs. CHEP USA considers that these pallets are required to meet future customer growth requirements and does not plan to alter its previously announced program to scrap 7 million excess pallets.

As announced in October, CHEP USA is also investing in a

comprehensive new service and quality offering, through the Better EveryDay program, to respond to evolving customer requirements and position itself for long-term growth. This program involves a fast-track investment spread across the 2010, 2011 and 2012 financial years. The implementation of Better EveryDay is proceeding as planned.

In other parts of Brambles' business for the four-months to 31 October 2009:

- CHEP EMEA's revenue was down 1 per cent to US$515 million, primarily reflecting ongoing weakness in the automotive sector. Excluding automotive, CHEP EMEA's revenue was up 1 per cent.
- CHEP Asia-Pacific's revenue was up 2 per cent to US$126 million as the growth of the reusable plastic crate business in Australia, and pallet volume growth in China, offset ongoing weakness in the automotive sector. Excluding automotive, CHEP Asia-Pacific's revenue was up 4 per cent.
- Recall's revenue was down 3 per cent to US$248 million, reflecting the impact on the Secure Destruction Services (SDS) business of lower activity in the USA and Europe and lower paper prices. Excluding SDS, Recall's revenue was up 2 per cent as its Document Management Solutions business continued to grow.

Brambles' cash-flow and balance sheet positions are robust and the Company continues to manage both capital expenditure and working capital tightly. Brambles' liquidity position is strong, with significant unused funding facilities and no requirement to refinance any borrowings until the 2011 financial year.

CHEP and Recall remain strong businesses with outstanding market positions and robust operating models. These businesses have considerable scope to accelerate Brambles' financial performance when a broad-based recovery in economic conditions occurs.

1. All growth figures are on a constant currency basis. Brambles calculates constant currency by translating non-US dollar results at the exchange rates applicable during the prior corresponding period
2. Brambles calculates net new business by subtracting organic growth (defined as growth from sources that contributed to sales in both the period and the prior corresponding period) from total growth.

A live webcast of Brambles' AGM and the full text of the Chairman's and CEO's addresses are available at www.brambles.com. Brambles will also make available an archived version of the webcast.

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Statement re cancellation of LSE listing
Released	07:00 19-Nov-2009
Number	7516C07

RNS Number : 7516C
Brambles Limited
19 November 2009

Brambles Limited
Company Number: 118 896 021

19 November 2009

BRAMBLES LIMITED CANCELLATION OF SECONDARY LISTING ON LONDON STOCK EXCHANGE

Brambles today announces its intention to apply to the UK Listing Authority to cancel the secondary listing of the ordinary shares of the Company from the Official List of the UK Listing Authority and to request that trading in those shares on the London Stock Exchange be cancelled.

Since Brambles commenced the secondary listing in December 2006, the number of CREST Depository Interests (**CDIs**), the instruments by which Brambles shares are traded on the LSE, has fallen substantially and they currently represent less than 2% of Brambles' issued share capital. In addition, there has been very limited trading of Brambles CDIs on the LSE in the past two years. Having regard to these factors and the associated administration and maintenance costs, the Brambles Board has decided to cancel the secondary listing because it believes it is no longer in the interests of Brambles shareholders as a whole.

Brambles will continue to retain its primary listing on the Australian Securities Exchange and the cancellation is therefore expected to have little impact on shareholders and investors. It is anticipated that this cancellation shall take effect as of the end of trading on Friday 19 March 2010.

In conjunction with the cancellation of the secondary listing, a share sale facility has been arranged for the holders of the CDIs who do not wish to receive and hold Brambles shares on the Australian Securities Exchange. Information on the cancellation and the options available to CDI holders, including the share sale facility will be set out in a circular which will be sent to holders of CDIs in mid-February 2010.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

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Company	Brambles Limited
TIDM	BXB
Headline	AGM Statement
Released	07:05 19-Nov-2009
Number	7512C07

RNS Number : 7512C
Brambles Limited
19 November 2009

Brambles Limited
ABN 89 118 896 021

19 November 2009

In accordance with ASX Listing Rule 3.13.3, I enclose the addresses which were delivered by Mr Graham Kraehe, Chairman and Mr Tom Gorman, Chief Executive Officer, at the Brambles Limited Annual General Meeting, held at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne today.

Copies of the slides used during the presentations are available on the Brambles' website at www.brambles.com.

Robert Gerrard
Company Secretary

Brambles Limited 2009 Annual General Meeting

Addresses delivered by
Graham Kraehe AO, Chairman,
and Tom Gorman, Chief Executive Officer

19 November 2009

[Graham Kraehe AO]
Good afternoon, ladies and gentlemen.

Brambles achieved revenue growth and a strong cash-flow performance in the 2009 financial year despite the weakest economic conditions in decades. This performance illustrates the resilience of the business.

Some key aspects of the result were:

- CHEP's automotive business was particularly affected by the sharp contraction in economic conditions while Recall's Secure Destruction Services business was impacted by falling paper prices and volumes.
- These two businesses are relatively small parts of Brambles' portfolio. The other parts of the business increased sales by 3 per cent as net new business wins and gains in price or sales mix offset a decline in organic volumes.
- Group sales revenue, including the automotive and SDS businesses, increased 1 per cent to more than US$4 billion.
- The reduction in Brambles' Underlying profit of 8 per cent to US$900.6 million was largely due to the economic slowdown and continued investment in growth initiatives.
- We delivered a strong improvement in free cash-flow after dividends as lower capital expenditure more than offset the reduced Underlying profit.
- Total dividends for the year were 30 Australian cents, including the 17.5 cent interim and the 12.5 cent final paid on October 8.

A dividend reduction and our use of the reinvestment plan reflect the Board's focus on ensuring an appropriate balance between rewarding shareholders and cash conservation.

Brambles' strong capital controls and financial position

meant we did not have to raise capital during the year. We retain significant capital flexibility, with a robust balance sheet including substantial unutilised borrowing capacity. We have plenty of liquidity, with no refinancing requirements until the 2011 financial year.

Meanwhile, the cash-generating performance of our business has allowed us to continue to invest in quality, growth initiatives and systems despite the downturn - and to end the year very well-placed to benefit from a broader economic recovery when it occurs.

Let me now talk to you about the CEO succession we announced in October.

Mike Ihlein contributed to Brambles over six years, four as CFO and two as CEO.

Mike played a key role in restructuring Brambles to focus on CHEP and Recall through the sale of Cleanaway, Brambles Industrial Services and other assets in 2006. This process and the unification of the dual-listed structure, which Mike also led as CFO, allowed Brambles to return more than US$3.5 billion of excess cash to shareholders through buybacks and other capital management initiatives.

He also laid the foundations for the next phase of business improvement through his leadership of the CHEP USA review and introduction of the Better EveryDay program.

The completion of that review and the beginning of a new period of operational focus throughout Brambles was a logical time for succession. After an international search, Tom was the Board's unanimous choice as CEO.

Tom has extensive international operational experience through a long career with Ford, including as President of Ford Australia between 2004 and 2008.

He has shown strong leadership at CHEP EMEA over the past two years. He has successfully taken that business into new markets, generating strong returns for

shareholders and getting closer to customers amid challenging conditions.

Given the Board's commitment to people development, we were delighted to appoint such a strong internal successor.

We also express our thanks to Liz Doherty, who is returning to the UK after two years as CFO. Liz leaves Brambles in strong financial shape despite the extreme economic conditions that occurred during her tenure. We welcome Greg Hayes and are confident he will prove to be an outstanding Brambles CFO.

Two recently appointed Directors stand for election today: John Mullen and Brian Schwartz. Carolyn Kay, Stephen Johns and I are standing for re-election by rotation. Each will speak to you a little later.

During the 2009 financial year, the number of Board meetings increased, reflecting the time the Board and management devoted to managing the impact of the Global Financial Crisis and the CHEP USA review. We held meetings in Australia, the USA and Europe, at which Directors visited major CHEP and Recall sites and met with key customers and staff.

We are conscious of the importance of aligning outcomes for executives and shareholders, especially in times of uncertainty. Executive bonuses were lower for the 2009 financial year; short-term bonuses were zero for the CEO and CFO while Board fees were frozen. Luke Mayhew will talk more about remuneration later.

Another increasingly important area of our business is sustainability. Many of you will have had the opportunity to read our Sustainability Report, published on the Brambles website last week.

I would now like to speak about safety. With great sadness, we reported two fatalities in the 2009 financial year. These were discussed at last year's AGM. The Board continues to work with Brambles' management team to achieve the only

acceptable goal of Zero Harm.

Brambles announced today it will cancel its secondary listing on the London Stock Exchange.

Since December 2006, the number of CDIs, the instruments by which Brambles shares trade on the LSE, has fallen substantially. They now represent less than 2 per cent of Brambles' issued share capital - and there has been very limited trading over the last two years.

Given costs associated with administration and maintenance, the Board decided to cancel the secondary listing because it believes it is no longer in the interests of Brambles shareholders as a whole.

I will now give a brief trading update.

Today we released commentary on our performance for the first four months of the 2010 financial year, with trading conditions similar to those during the second half of the 2009 financial year. Making comparisons with the prior corresponding period was always going to be challenging, as most of the prior period occurred before the escalation of the financial crisis and its severe impact on consumer activity and trade volumes.

As with the 2009 full-year result, CHEP's operations in the automotive sector and Recall's Secure Destruction Services business have been particularly affected.

The destocking process has now ended. We have considerable leverage to a broad-based return to economic growth when it occurs. However we are yet to witness a widespread pick-up in activity or restocking in our major markets.

Both CHEP and Recall are performing solidly and continue to generate net new business wins in all regions, with the exception of CHEP USA, which experienced sales revenue below expectations during the four months to October.

Brambles' group sales revenue was down 3 per cent to US$1.4 billion in the first four months of the 2010 financial year compared with the prior corresponding period. In summary, conditions have stabilised but they are yet to begin improving.

As announced in our trading update today, CHEP USA has experienced lower organic volumes and has been unable to generate sufficient new business to offset fully the impact of customer losses. CHEP USA now anticipates total pallet issues for the 2010 financial year will be approximately 3 per cent lower than the 2009 financial year.

The slowdown in CHEP USA has resulted in the short-term accumulation of approximately 4 million additional idle pallets during the 2009 calendar year, which will result in associated short-term storage and handling costs. CHEP USA considers that these pallets will be required to meet future customer growth requirements and does not plan to alter its previously announced program to scrap 7 million excess pallets.

As announced last month, the Better EveryDay program will require an ongoing investment in CHEP USA. Better EveryDay is a new service and quality offer that will deliver immediate benefits to customers and address next generation supply-chain needs. The roll-out of Better EveryDay follows the CHEP USA review, which was rigorous. The review had the full involvement and support of the Board and Better EveryDay is progressing as planned.

Both CHEP and Recall are strong businesses with outstanding market positions, operating models and people. We retain a strong balance sheet, a high degree of financial flexibility and high rates of cash generation to fund investments in quality and growth. In addition, we have other long-term growth opportunities, such as our entry into new regions and market segments.

The Brambles Board and management are focussed on positioning your Company to benefit from these opportunities and on using our unique position in the supply chain to generate sustainable long-term growth.

Before I finish, I would like to take the opportunity to thank the more than 12,000 Brambles employees around the world for their hard work and dedication during a challenging year. I also thank my fellow Directors for their input, and our customers and shareholders for their continued support.

I will now hand over to Tom Gorman.

[Tom Gorman]
Thank you, Graham.

Let me begin by saying how honoured I am to have the opportunity to lead Brambles at this important stage in our Company's development.

I'd like to thank the Board for selecting me and to thank Mike Ihlein, my predecessor, for convincing me to join Brambles two years ago.

Mike set Brambles on a course for improved customer satisfaction, pushed us to get closer to the customer and demonstrated a high level of integrity.

I plan on continuing many of Mike's initiatives, while bringing my own style and sense of urgency to the opportunities and challenges ahead.

Today I hope to give you some insight into the five priorities that will underpin my approach to building a prosperous future for our shareholders.

My priorities are: improving quality and customer satisfaction; delivering profitable growth; driving cost competitiveness; focusing on our people and being a responsible corporate citizen.

Before explaining these priorities in more detail, I'd like to give you my personal view on why I came to Brambles and why I continue to be confident about our future.

Over the course of my 25-year business career spanning four continents, I have dealt with many different businesses.

There are few businesses, if any, that can match Brambles' strengths. These strengths include: strong operating models and market positions; superb customers; financial strength and flexibility; and substantial growth opportunities.

Even against the backdrop of one of the most difficult economic times we have ever experienced, our businesses have demonstrated their underlying strength, have been able to add new customers, and have generated significant operating cash-flow.

Our business is able to add scale by expanding in highly penetrated mature markets, by delivering growth in markets where our operating models are still developing or our market-share is relatively small - and growing strongly in new, emerging markets.

Of course, even with the growth that comes from adding new customers, severe economic conditions will have a negative impact on our overall growth rate. But, again, our business model is strong and we expect upside in both established and developing markets as economic growth returns around the world.

In simple terms: this is a great business, with great prospects and, for me personally, it's a great time to be taking the reins.

In the near-term, my focus will be on getting to know our customers, shareholders and employees as well as possible. I am committed to clear, direct and frequent communication with all three of these groups.

I am also pleased to have been able to announce the appointment of Greg Hayes as Chief Financial Officer. Greg will be a valuable partner to me as we look to drive Brambles' growth and performance. He has exceptional financial and commercial experience, in particular from being CFO of AGL and CEO of Tenix.

Since the announcement of my appointment as CEO, I have been on the road a fair bit. I have met with scores of investors and analysts and today I hope to get feedback from our shareholders that have made the effort to join us at this AGM.

I've also been spending time in CHEP's operations in the USA and in Europe, I've been with the LeanLogistics team in the USA and I will shortly be holding leadership meetings with the Recall business in Atlanta.

By mid-December we will have completed a leadership summit with our top 60 executives and I'll be heading to China in January to get closer to one of our most promising long-term growth markets. It's been a very exciting start.

As I'm sure you would expect, I plan on dedicating a considerable amount of my time and energy to the successful implementation of the Better EveryDay program. This program is aimed at improving the customer experience in CHEP USA.

We announced this program in October and it has three main planks: improvement in pallet quality through a step change in repair standards; making it easier for our customers to do business with us; and increasing and reorganising our sales force. The program was the result of seven months of market analysis, customer research and comprehensive trialling.

As I mentioned, I have already visited the team in the USA and I'm encouraged by what I've seen of the early implementation phase. Customer feedback is excellent, the

team is energized and I believe our people are motivated by the support they have received to address customers' concerns with our products and services.

While we work to implement Better EveryDay and, over time, put in place offsetting pricing and volume strategies and new business opportunities, margins in CHEP USA will be affected. The increase in net operating costs for CHEP USA will be US$50 million a year, and there will be US$110 million of fast-track expenditure over the 2010, 2011 and 2012 financial years.

In addition to customer and employee feedback, I have also received constructive feedback from the many institutional shareholders I have seen over the past month. These shareholders understand and accept the short-term financial impact on margins in CHEP USA in order to ensure a stronger competitive position and support long-term growth.

We cannot assume any of our competitors will go away. Remaining focused on delivering unparalleled levels of quality and service, offering customers innovative solutions to their problems and avoiding complacency is what is needed to grow the business in the future. It is for this reason that we launched the Better EveryDay program in the USA.

The CHEP USA review included analysis of numerous alternative pallet materials and designs - and a reassertion of our commitment to wood as the most economically and environmentally sustainable material for pallet pooling.

Let me now return to share more detail with you on the five priorities I identified at the beginning of these comments.

I'll start with quality and customer satisfaction. If we believe everything starts with the customer then we must focus on delivering ever-improving levels of customer satisfaction.

That means making sure the quality of our products, services and relationships are sources of competitive

advantage. It is not enough to rely solely on our scale and technical expertise - we must deliver an excellent experience.

Better EveryDay reflects this ethos. It includes making it easier for our customers to do business with us and, ultimately, is focused on giving our customers as few reasons as possible to engage with our competitors.

The second of my priorities is profitable growth. I believe there is enormous growth potential within both CHEP and Recall. We have opportunities to expand geographically, to enter new market segments, to provide new products and services and to win market-share from our competitors.

For example, in addition to the expansion opportunities that exist for CHEP's operations in the USA and Continental Europe, we also have opportunities in highly-established markets such as Australia and the UK. The new platform initiative around providing fresh food crates to Australian supermarkets is a great example. These plastic crates offer a real efficiency to the fruit and vegetable supply chain as they eliminate the need to repack products between the producer and the retailer.

Newer regions such as Central & Eastern Europe, the Middle East, China, India and Latin America will also have their part to play in delivering profitable growth.

We also have significant opportunity to expand our asset management service offering by leveraging our information and data-base management capability to help our customers increase the efficiency of their supply-chain operations.

This desire to expand our service offerings is the primary driver behind our acquisition of transport management solutions provider LeanLogistics. We are only now scratching the surface of the potential in this area.

Cost competitiveness is also a priority as we will continue to drive efficiencies in our operations and our overheads.

These efficiency improvements are critical as we continue to invest in quality, innovation and growth.

The fourth of my priorities reflects our commitment to improve our focus on our people, ensuring they're safe, engaged, motivated and performing to the best of their ability. Of course, it's easy to say these things. Delivering on this priority will require commitment and leadership. I'm excited by this challenge, because I know our 12,000 people represent an immensely deep pool of talent, experience and creativity.

I believe it is appropriate that I reiterate Graham Kraehe's comments regarding the tragic fatalities our business experienced in the 2009 financial year. I too find these fatalities to be unacceptable and I remain committed to Zero Harm and continuous safety improvement. We are seeing a reduction in the severity of injuries occurring throughout our business and we continue to educate our people and audit our operations. The recent roll-out of new safety management information systems will help us monitor, benchmark and improve our performance.

The final priority for our business is corporate social responsibility. In addition to being a good corporate citizen and taking responsibility for the impact of our actions on the communities in which we operate, we also have a compelling opportunity to build upon the inherent environmental benefits of both CHEP's and Recall's businesses in a world where sustainability is becoming standard business practice. Our customers are looking to do business with responsible partners with sustainable business models and we know we can deliver against this objective.

By focussing on these five areas, I believe we can deliver superior shareholder returns for many years. I'm committed to ensuring we pursue every possible avenue to achieve that goal.

In summary, I believe strongly in our businesses. We have

outstanding market positions, financial strength and growth potential. Although short-term trading conditions remain somewhat subdued in our largest markets, we are very well-placed to benefit from global economic recovery when it occurs.

Ladies and gentlemen, I look forward to updating you on our progress at the half-year result in February 2010 and to speaking with you in more detail about our strategies and our performance in the months to come.

Thank you very much for your time, and for giving me the opportunity to lead this great company.

I now hand back to your Chairman, Graham Kraehe.

Investors and media, for further information please contact:

Michael Roberts	**James Hall**
Vice President	Manager
Investor Relations & Corporate Affairs	Investor Relations & Corporate Affairs
+61 2 9256 5216	+61 2 9256 5262
+61 418 263 199	+61 401 524 645
michael.roberts@brambles.com	james.hall@brambles.com

Brambles (ASX, LSE: BXB) is a provider of supply chain and information management solutions through its two businesses, CHEP and Recall. Brambles employs more than 12,000 people in over 45 countries. For further information on Brambles and all announcements, presentations and webcasts, please visit www.brambles.com.

END

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Company	Brambles Limited
TIDM	BXB
Headline	Result of AGM
Released	07:10 19-Nov-2009
Number	7522C07

RNS Number : 7522C
Brambles Limited
19 November 2009

Brambles Limited
ABN 89 118 896 021

19 November 2009

FINAL POLL AND PROXY/DIRECT VOTING RESULTS FOR THE BRAMBLES LIMITED ANNUAL GENERAL MEETING HELD ON 19 NOVEMBER 2009

Following the Annual General Meeting of Brambles Limited held in Melbourne on 19 November 2009, I advise that each resolution set out in the Notice of Annual General Meeting was carried by the required majority, on a poll.

		For*	Against
Item 2	To adopt the Remuneration Report	99.14%	0.86%
The following persons were elected or re-elected as Directors:			
Item 3	To elect Mr John Patrick Mullen	99.79%	0.21%
Item 4	To elect Mr Brian Martin Schwartz AM	98.68%	1.32%
Item 5	To re-elect Mr Graham John Kraehe AO	96.68%	3.32%

Item 6	To re-elect Mr Stephen Paul Johns	98.52%	1.48%
Item 7	To re-elect Ms Sarah Carolyn Hailes Kay	99.63%	0.37%
Item 8	Amendments to constitution	98.79%	1.21%

* includes discretionary proxies

The voting position is attached, including the number of direct votes received in advance of the AGM. Direct voting is an alternative method of voting, which the Directors have made available to ordinary shareholders as permitted by the Brambles Limited constitution.

Two marked up copies of the Brambles Limited constitution, showing the amendments which were approved by shareholders today, were sent to the FSA for publication through the UK Listing Authority's Document Viewing Facility on 28 September 2009.

In accordance with Listing Rule 14.3.6R, two copies of the resolutions passed today have also been submitted to the FSA for publication through the UK Listing Authority's Document Viewing Facility.

The issued share capital of Brambles Limited as at 19 November 2009 is 1,412,172,858.

Robert Gerrard
Company Secretary

BRAMBLES LIMITED
RESULTS OF GENERAL MEETING

Annual General Meeting
Thursday, 19 November 2009

As required by section 251AA(2) of the Corporations Act 2001

(Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

		Manner in which the securityholder directed tł proxy vote (as at proxy close):			
		Votes For	Votes Against	Votes Discretionary	Votes Abstε
2	TO ADOPT THE REMUNERATION REPORT	896,512,268	5,102,626	8,818,815	5,751
3	TO ELECT MR JOHN PATRICK MULLEN TO THE BOARD OF BRAMBLES	901,830,624	1,514,833	8,987,773	3,858
4	TO ELECT MR BRIAN MARTIN SCHWARTZ AM TO THE BOARD OF BRAMBLES	891,692,150	11,704,358	8,994,709	3,797
5	TO RE-ELECT MR GRAHAM JOHN KRAEHE AO TO THE BOARD OF BRAMBLES	873,835,679	29,607,684	8,960,114	3,787
6	TO RE-ELECT MR STEPHEN PAUL JOHNS TO THE BOARD OF BRAMBLES	890,303,641	13,075,641	9,037,590	3,765
7	TO RE-ELECT MS SARAH CAROLYN HAILES KAY TO THE BOARD OF BRAMBLES	900,341,944	2,944,766	9,085,426	3,811
8	AMENDMENTS TO CONSTITUTION	659,965,253	7,448,388	9,242,113	4,178

		Direct vote (as at proxy close):		
		Votes For	Votes Against	Votes Abstaiı
2	TO ADOPT THE REMUNERATION REPORT	5,723,041	2,773,964	423,4
3	TO ELECT MR JOHN PATRICK MULLEN TO THE BOARD OF BRAMBLES	8,244,411	396,131	279,8
4	TO ELECT MR BRIAN MARTIN SCHWARTZ AM TO THE BOARD OF BRAMBLES	8,246,588	413,872	259,9
5	TO RE-ELECT MR GRAHAM JOHN KRAEHE AO TO THE BOARD OF BRAMBLES	7,767,497	985,905	167,0
6	TO RE-ELECT MR STEPHEN PAUL JOHNS TO THE BOARD OF BRAMBLES	8,134,743	567,878	217,8
7	TO RE-ELECT MS SARAH CAROLYN HAILES KAY TO THE BOARD OF BRAMBLES	8,287,458	426,143	206,8
8	AMENDMENTS TO CONSTITUTION	7,635,254	850,798	432,9

		Manner in which votes were cast in person or by proxy on a poll (where applicable)		
		Votes For	**Votes Against**	**Votes Abstair**
2	TO ADOPT THE REMUNERATION REPORT	911,329,539	7,913,609	6,185,.
3	TO ELECT MR JOHN PATRICK MULLEN TO THE BOARD OF BRAMBLES	919,383,190	1,912,964	4,138,
4	TO ELECT MR BRIAN MARTIN SCHWARTZ AM TO THE BOARD OF BRAMBLES	909,249,399	12,120,516	4,062,
5	TO RE-ELECT MR GRAHAM JOHN KRAEHE AO TO THE BOARD OF BRAMBLES	890,874,154	30,604,818	3,956,
6	TO RE-ELECT MR STEPHEN PAUL JOHNS TO THE BOARD OF BRAMBLES	907,787,186	13,650,545	3,987,
7	TO RE-ELECT MS SARAH CAROLYN HAILES KAY TO THE BOARD OF BRAMBLES	918,036,717	3,372,213	4,018,
8	AMENDMENTS TO CONSTITUTION	677,146,838	8,302,946	4,626,

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

For further information, contact:

Investors and Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

END

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Regulatory

Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Limited - Conference Presentation
Released	07:00 24-Nov-2009
Number	9640C07

RNS Number : 9640C
Brambles Limited
23 November 2009

Brambles Limited
Company Number: 118 896 021

24 November 2009

BRAMBLES LIMITED - CONFERENCE PRESENTATION

A copy of the presentation given today by Brambles' CEO Mr Tom Gorman, at the Deutsche Bank Annual Transport Conference is available on the Brambles' website at www.brambles.com.

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 27-Nov-2009
Number	1900D07

RNS Number : 1900D
Brambles Limited
27 November 2009

Brambles Limited
Company Number: 118 896 021

27 November 2009

On 27 November 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, notified the Australian Securities Exchange that its shareholding in Brambles Limited has decreased from 5.39% (75,639,456) to below 5%. Barclays Group ceased to be a substantial holder on 25 November 2009.

Robert Gerrard
Group Company Secretary

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Company	Brambles Limited
TIDM	BXB
Headline	Grant of Performance Share Awards
Released	07:00 27-Nov-2009
Number	1894D07

RNS Number : 1894D
Brambles Limited
27 November 2009

Brambles Limited

Company Number: 118 896 021

27 November 2009

GRANT OF PERFORMANCE SHARE RIGHTS

Brambles' senior managers may be eligible to receive annual equity awards under the Brambles Limited 2006 Performance Share Plan (**Plan**). These awards may take the form of STI Share Awards or LTI Share Awards. Full details of these awards and the Plan are set out on pages 36 to 38 of the 2009 Annual Report, which may be found on the Brambles website at www.brambles.com.

We advise that awards over 3,553,926 Brambles shares have been granted as at 25 November 2009 under the Plan for the 2010 financial year, consisting of:

- STI Awards over 338,200 Brambles shares.
- LTI Awards over 3,215,726 Brambles shares.

In accordance with the Rules of the Plan, no consideration is payable for the exercise of these awards. Where Awards are in the form of Share Rights, such awards will lapse if participants

do not exercise them in accordance with their terms on or before 25 November 2015.

Yours faithfully

BRAMBLES LIMITED

Robert Gerrard

Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Australian Securities &
Investments Commission


SENDER TO KEEP
BN0461989

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
BRAMBLES LIMITED

ACN/ABN *
89 118 896 021

Corporate key *
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
CAROLINE WEBB, ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal or DX address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
ROBERT NIES GERRARD

Capacity *
☐ Director
☑ Company secretary

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

Signature
R. Gerrard

Date signed
~~{current date/time}~~ 25-11-2009 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email Click here to send ASIC an email
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or proprietary company members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☐ **Cancellation of shares**				
C ☐ **Transfer of shares**				
C ☑ **Changes to amounts paid** ☐ Proprietary company ☑ Public company ☑ if in response to the Annual company statement ☐ if not in response to the Annual company statement				

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C3 **Change to share structure**

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		1412008987	17658263413.53	0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred *

03/11/2008 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

Australian Securities & Investments Commission


SENDER TO KEEP
BN0446666

Form 205
Corporations Act 2001
136(5), 157(2), 162(3), 461(2), 491(2), 506(1B), 507(11), 510(1A)
Corporations Regulations 2001
1.0.12

Notification of resolution

If there is insufficient space in any section of the form, provide details in an annexure – refer to Guide for annexure requirements

Company details

Company name
BRAMBLES LIMITED

ACN/ABN
118 896 021

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BRAMBLES INDUSTRIES LIMITED

Contact name/position description
CAROLINE WEBB, ASSISTANT COMPANY SECRETARY

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address or DX address
L40, GATEWAY, 1 MACQUARIE PLACE
SYDNEY NSW 2000

1 Subject(s) of the resolution

Please tick box(es) which apply

ASIC internal form code

157(2) ☐ Change of company name — A

Is the proposed name identical to a registered business name(s)?

☐ Yes ☐ No

If yes, I declare that I own, or am registering the company name for the owner(s) of the identical business name(s), the registration details of which are listed below.

Business number	State/Territory of registration

			Code
162(3)	☐	Change from public company to proprietary company	B
162(3)	☐	Change from proprietary company to public company	C
162(3)	☐	Change from no-liability company to company limited by shares	F
162(3)	☐	Change from limited company to unlimited company	G
162(3)	☐	Change from unlimited company to limited company	H
162(3)	☐	Change from company limited by guarantee to company limited by shares	AA
162(3)	☐	Change from company limited by both shares & guarantee to company limited by shares	AB
162(3)	☐	Change from company limited by both shares & guarantee to company limited by guarantee	AC

1 Continued ... Subject(s) of the resolution

Please tick box(es) which apply

			ASIC internal form code
162(3)	☐	Change from limited (mining) company to a no-liability company	X
136(5)	☑	Alteration of constitution	J
491(2)	☐	Voluntary winding up by members	L
491(2)	☐	Voluntary winding up by creditors	M
461(2)	☐	Company resolved to be wound up by Court	AD
506(1B)	☐	Powers & duties of liquidator (voluntary)	AF
507(11)	☐	Company's arrangement with liquidator	AG
510(1A)	☐	Binding arrangements on company/creditors	AH
	☐	Other — Section number; Brief description	R

2 Details of the resolution

Tick the appropriate box & provide details

Date of meeting

19/11/09
[D D] [M M] [Y Y]

The resolution: ☐ Set out below ☑ in the attached annexure marked "A" (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the *Corporations Act 2001.*

SEE ANNEXURE A OF 2 PAGES

Signature

This form must be signed by a current officeholder or external administrator of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

ROBERT NIES GERRARD

Capacity

☐ Director ☑ Company secretary ☐ External administrator

Signature

R. Gerrard

Date signed

19/11/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form at your nearest Service Centre

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Australian Securities &
Investments Commission

Form 205
Corporations Act 2001
136(5), 157(2), 162(3), 461(2), 491(2), 506(1B), 507(11), 510(1A)
Corporations Regulations 2001
1.0.12

Guide: Notification of resolution

This guide does not form part of the form. It is included by ASIC to assist you in completing and lodging the Form 205.

Signature

This form must be signed by a current officeholder or external administrator of the company.

Lodgement period

Lodging periods are calculated from the date on which the special or ordinary resolution was passed or agreed to—which ever is applicable.

Change of name	14 days	$330
Change from public to proprietary company (a Form 206 must be lodged)	14 days	$65
Change from proprietary to public company (a Form 206 must be lodged)	14 days	$65
Change from LMGT & LMSG to LMSH, or other (a Form 206 must be lodged)	14 days	Various
Alteration to company's constitution (s136(5))	14 days	Nil
Voluntary winding-up (s491(2))	7 days	Nil
Company resolved to be wound up by Court (s461(2))	14 days	Nil
Powers & duties of liquidator (voluntary) (s506(1B))	14 days	Nil
Company's arrangement with liquidator (s507(11))	14 days	Nil
Binding arrangements on company/creditors (s510(1A))	14 days	Nil
Other - see *Corporations Act 2001*	Various	Various

Late lodging fee

If lodged within 1 month after the prescribed lodging period stated above	$65
If lodged more than 1 month after the prescribed lodging period stated above	$270

A receipt will not be issued unless requested. Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the *Corporations Act 2001*.

Additional requirements

The details of the resolution must be machine printed or clearly handwritten.

Names: A name is available unless it is identical to a name that is currently reserved or registered under the *Corporations Act 2001* for another body, or is identical to a name that is included on the national business names register in respect of another individual or body who is not the person applying to have the name, or is unacceptable for registration under the Regulations.

If the company proposes to change its name to a name which is identical to a registered business name(s), ASIC must be satisfied that the company is entitled to the use of the name under s147. To assess entitlement to the name, the questions regarding the business name(s) issue shown on the Form 205 must be completed. Alternatively, that information may be given in a statement attached to the Form 205 (as an annexure) under the heading 'Declaration Regarding Registered Business Name(s)'. Be sure to provide the same information as is required on the Form 205. The statement must also be **dated and signed** by a director/secretary of the company as being 'true and correct' as follows: *'I declare that the information given in this statement is true and correct'.*

How to provide additional information

Annexures
If there is insufficient space in any section of the form, you may alternately submit annexures as part of this lodgement.

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the company name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. mark the annexure with an identifying letter or symbol eg a,b,c or 1,2,3 etc.
6. endorse the annexure with the words:
   This annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure

The annexure must be signed by the same person(s) who signed the form.

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

or lodge the form at your nearest Service Centre

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

ACN 118 896 021

This is annexure "A" of 2 pages referred to in form 205.

Robert Gerrard 19/11/2009
Secretary

"That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

ITEM 8

Amendments to Constitution

Amendments to the provisions of Brambles' constitution that deal with the retirement of Directors from office are being proposed at the meeting.

The amendments deal with two issues.

First, the Brambles constitution provides that a Director who held the office of director of both Brambles Industries Limited (BIL) and Brambles Industries plc (BIP), the companies which formed the previous dual-listed companies structure, and was appointed as a Director of Brambles at the time that structure was unified, shall, for the purposes of determining the date when the Director was first required to retire by rotation, be taken to have been appointed a Director of Brambles from the earlier of the date he or she was appointed as a director of BIL or of BIP. This enabled the rotation of Directors to operate seamlessly and not be affected by the unification of the dual-listed companies structure. As all Directors to whom this provision applies have, since unification, either retired by rotation or will, at the AGM, retire by rotation, it is no longer necessary for this provision to be in the constitution. The proposed amendments will, therefore, delete this provision.

The second issue relates to the period of office of Directors. Article 73(a) of the constitution currently provides that no Director shall hold office for a continuous period of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. Article 73(b) currently provides that one third of Directors shall retire by rotation at each annual general meeting. These provisions were intended to cause a Director to retire from office after a maximum of three years. Due to both the number and changes in composition of the Board over the last few years, however, the practical application of Article 73(b) has meant that some Directors are retiring by rotation after a two year period in office. The proposed amendments will delete the requirement for one third of the Directors to retire by rotation at each annual general meeting. Article 73(a) will continue to apply, so Directors will be required to retire by rotation at the third annual general meeting after their appointment or most recent reappointment. This is consistent with ASX Listing Rule 14.4 which provides that a director must not hold office without re-election past the third annual general meeting following the director's appointment or three years, whichever is longer.

The proposed amendments are:

1. in Article 73(a), delete:
   (a) the words "(the Rotation Period)"; and
   (b) the second sentence;
2. delete Article 73(b) and replace with the following:
   "(b) An election of Directors shall be held at each annual general meeting. If no election of Directors is scheduled to occur at an annual general meeting under Article 69(b) or paragraph (a), one Director must retire from office at that annual general meeting.";
3. delete Article 73(c) and replace with the following:
   "(c) The Director to retire under paragraph (b) shall be the Director who has been longest in office since his last appointment or reappointment. As between persons who have been in office an equal length of time, the Director to retire shall (unless they otherwise agree among themselves) be determined by lot." and
4. in Article 73(d) delete "(iv)".

A marked up copy of Brambles' constitution showing the proposed changes is available on the Brambles website. Copies are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 from 15 minutes before the commencement of the AGM and during that meeting.

The amendments will be proposed as a special resolution, which must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

ACN 118 896 021

This is annexure "A" of 13 pages referred to in form 205.

Robert Gerrard
Secretary

19/11/2009

"That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

82-5205

12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00 00:00 01:00 02:00 03:00 04:00

NOTICE OF ANNUAL GENERAL MEETING

19 NOVEMBER 2009

21:01 | DOCUMENTS IN TRANSIT TO STORAGE

21:00 | GOODS ARRIVING AT RETAILER

21:05 | GOODS IN TRANSIT TO MANUFACTURER

21:01 | DOCUMENTS COLLECTED AT HOSPITAL

21:02 | GOODS LEAVING WHOLESALER

Brambles

BRAMBLES LIMITED
2009 NOTICE OF ANNUAL GENERAL MEETING

The Savoy Ballroom
Grand Hyatt Melbourne
123 Collins Street
Melbourne VIC 3000
on Thursday, 19 November 2009
at 2.00 pm (AEDT)

22 September 2009

Dear fellow Shareholder,

Brambles has achieved sales revenue growth and a very strong cash flow performance for the year ended 30 June 2009 despite the weakest global economy in decades. This resilient performance demonstrates the strength of our business models. New business wins (net of any losses) were approximately US$100 million and, together with some price and mix gains, offset weak organic volumes.

Our investment in growth initiatives in China, India, Germany and Poland, a focus on cash generation, disciplined capital management and implementation of initiatives to deal with the economic downturn have positioned Brambles well to accelerate its financial performance as the world's economies recover.

I have the pleasure of enclosing the Notice convening our 2009 Annual General Meeting, which will be held at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 on Thursday, 19 November 2009, commencing at 2.00 pm (AEDT). Shareholders who have elected not to receive hard copies of Brambles' Annual Report may view the 2009 Annual Report on Brambles' website at www.brambles.com/BXB/content/investors_2009annualreport.html.

Most of the items of business in the Notice will be familiar to you, including the motion to adopt the Remuneration Report. The Board is also proposing some housekeeping amendments to Brambles constitution relating to Directors' terms of office. Full details are set out in the Explanatory Notes to this Notice.

Also enclosed is a shareholder question form designed to give shareholders an opportunity to raise questions ahead of the Annual General Meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the Auditors' Report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting.

At the 2008 Annual General Meeting, shareholders approved a change to Brambles' constitution which has enabled the Directors to establish an online and postal voting system, known as direct voting. A direct vote allows you to vote on the resolutions before the Annual General Meeting without attending the meeting or appointing a proxy. As a result, this year shareholders who cannot attend the meeting have the choice of casting "direct votes" or of appointing a proxy to cast their votes.

If you are an ordinary shareholder and are not able to attend the meeting in person, please complete and mail the enclosed shareholder voting form in the reply paid envelope provided. Shareholders who wish to cast direct votes should complete Step 1a "VOTE DIRECTLY". Shareholders who wish to appoint a proxy and give that proxy voting directions should complete Step 1b "APPOINT A PROXY". Alternatively, you may register your proxy appointment or cast your direct vote using the share registry's website www.linkmarketservices.com.au or by fax.

If you hold Brambles CREST depository interests (CDIs), you are receiving this Notice and accompanying documents through arrangements Brambles has put in place which enable CDI holders to receive the same documents that ordinary shareholders receive. Brambles has also entered into arrangements to enable all CDI holders to give directions as to voting at all Brambles general meetings. Whether you hold your CDIs through the Equiniti corporate nominee service, or you hold your CDIs directly in CREST, you may give directions as to how you wish your CDIs to be voted on the enclosed voting instruction form. Alternatively, you may register your voting directions using Equiniti's website www.sharevote.co.uk or by fax.

Further details for shareholders and holders of CDIs on how to vote are set out on pages 7 and 8 of this Notice.

Brambles' Directors believe that the proposals set out in the Notice and described in the Explanatory Notes are in the best interests of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for afternoon tea at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed shareholder voting form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely

Graham Kraehe AO
CHAIRMAN

NOTICE OF ANNUAL GENERAL MEETING

[illegible] 2.00 pm [illegible] at 1.00 pm (AEDT).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2009.

ITEMS OF BUSINESS

Financial Statements

1. To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles and the Group for the year ended 30 June 2009.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 2 to 7 will be proposed as ordinary resolutions. Resolution 8 will be proposed as a special resolution.

Remuneration Report

2. "To adopt the Remuneration Report for Brambles and the Group for the year ended 30 June 2009."

Election of New Directors

The following Directors, having been appointed by the Board since the last Annual General Meeting and, being eligible, submit themselves for election as Directors of Brambles.

3. "That Mr John Patrick Mullen be elected to the Board of Brambles."
4. "That Mr Brian Martin Schwartz AM be elected to the Board of Brambles."

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors of Brambles.

5. "That Mr Graham John Kraehe AO be re-elected to the Board of Brambles."
6. "That Mr Stephen Paul Johns be re-elected to the Board of Brambles."
7. "That Ms Sarah Carolyn Hailes Kay be re-elected to the Board of Brambles."

Amendments to the Constitution

8. "That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

By order of the Board
Brambles Limited

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

Robert Gerrard

COMPANY SECRETARY
22 September 2009

EXPLANATORY NOTES

ITEM 1

Financial Statements

The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting (AGM) of shareholders. The 2009 Brambles Annual Report has been posted on the Brambles website at the website address referred to in the Chairman's letter.

Shareholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the 2009 Annual Report or about the management of Brambles generally.

ITEM 2

Remuneration Report

Section 250R(2) of the Corporations Act 2001 (Cth) (the Act) requires a resolution that the Remuneration Report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Remuneration Report, which forms part of the Directors' Report, is set out on pages 35 to 48 of the 2009 Annual Report, which has been posted on the Brambles website. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Noting that each Director has a personal interest in their own remuneration from Brambles, as described in the Remuneration Report, the Board unanimously recommends the adoption of the Remuneration Report.

ITEMS 3 TO 7

Election of New Directors and Re-election of Directors

Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its Charter, during the year, the Nominations Committee identified John Mullen and Brian Schwartz as preferred candidates to become Non-executive Directors of Brambles. The Board unanimously approved Brian's appointment as a Non-executive Director with effect from 13 March 2009 and John's appointment as a Non-executive Director with effect from 1 November 2009. Under the Brambles constitution, they hold office until the end of the 2009 AGM. John Mullen and Brian Schwartz are eligible for election and it is proposed that they be elected as Directors.

Graham Kraehe, Stephen Johns and Carolyn Kay retire by rotation and offer themselves for re-election. Prior to recommending the re-election of Graham Kraehe, Stephen Johns and Carolyn Kay, the Board reviewed their performance as Directors of Brambles and unanimously recommended their proposed re-election.

All of the Non-executive Directors who are seeking election and re-election are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. Page 23 of the Annual Report contains further information on the independence of Directors. Brief biographical details of each of the Directors standing for election or re-election are given overleaf.



JOHN MULLEN
Independent Non-executive Director
(age 54)

Will become a member of the Remuneration Committee on 1 November 2009.

Will join Brambles as a Non-executive Director on 1 November 2009. Currently a non-executive director of Telstra Corporation Limited. John had a distinguished career with DHL Express from 1994 to 2009, ultimately becoming its Chief Executive Officer in 2006. He has served as a Director of Deutsche Post World Net, the parent company of DHL Express, and Embarq Corporation. His executive career with the TNT Group from 1984 to 1994 culminated in the role of Chief Operating Officer, which he held from 1990 to 1994. He is currently Chairman of the US National Foreign Trade Council, a member of the Board of the Advisory Council to the City of Seoul, and a member of the Advisory Council for the AGSM and the International Swimming Hall of Fame.

The Board unanimously recommends the election of John Mullen.



BRIAN SCHWARTZ AM
Independent Non-executive Director
(age 57)

Member of the Audit Committee.

Joined Brambles as a Non-executive Director in March 2009. Currently a non-executive director of Insurance Australia Group Limited and the Westfield Group. He is also Deputy Chairman of Football Federation Australia and a member of the Federal Government's Multicultural Advisory Council. In March 2009 he retired as CEO of Investec Bank (Australia) Limited, although he remains as a consultant to the bank. Having joined Ernst & Young in 1979, Brian became a partner in 1985. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst & Young Global Executive Board. Brian is a Fellow of the Institute of Chartered Accountants in Australia.

The Board unanimously recommends the election of Brian Schwartz.



GRAHAM KRAEHE AO
Independent Non-executive Chairman
(age 66)

Chairman of the Nominations Committee and member of the Remuneration Committee.

Rejoined the Board in December 2005, was appointed Deputy Chairman in October 2007 and Chairman in February 2008. He is currently a member of the Board of the Reserve Bank of Australia, Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited. Graham was a Non-executive Director of Brambles from December 2000 until March 2004, when he retired due to commitments in his past role as Chairman of National Australia Bank Limited. He has also been the Managing Director and Chief Executive Officer of Southcorp Limited and a non-executive director of News Corporation. Graham has a Bachelor of Economics degree from Adelaide University. He is an Officer of the Order of Australia.

The Board unanimously recommends the re-election of Graham Kraehe.



STEPHEN JOHNS
Independent Non-executive Director
(age 62)

Chairman of the Audit Committee and member of the Nominations Committee.

Joined Brambles as a Non-executive Director in August 2004. He is currently a non-executive director of the Westfield Group, Chairman of Spark Infrastructure Group and a director of Sydney Symphony Limited. Previously Stephen had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.

The Board unanimously recommends the re-election of Stephen Johns.



CAROLYN KAY
Independent Non-executive Director
(age 48)

Member of the Audit Committee.

Joined Brambles as a Non-executive Director in June 2006. She is a director of Commonwealth Bank of Australia Limited and The Sydney Institute and an External Board Member of Allens Arthur Robinson. Carolyn has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Carolyn is a Fellow of the Australian Institute of Company Directors, a member of Chief Executive Women and was awarded a Centenary Medal for services to Australian society in business leadership.

The Board unanimously recommends the re-election of Carolyn Kay.

ITEM 8

Amendments to Constitution

Amendments to the provisions of Brambles' constitution that deal with the retirement of Directors from office are being proposed at the meeting.

The amendments deal with two issues.

First, the Brambles constitution provides that a Director who held the office of director of both Brambles Industries Limited (BIL) and Brambles Industries plc (BIP), the companies which formed the previous dual-listed companies structure, and was appointed as a Director of Brambles at the time that structure was unified, shall, for the purposes of determining the date when the Director was first required to retire by rotation, be taken to have been appointed a Director of Brambles from the earlier of the date he or she was appointed as a director of BIL or of BIP. This enabled the rotation of Directors to operate seamlessly and not be affected by the unification of the dual-listed companies structure. As all Directors to whom this provision applies have, since unification, either retired by rotation or will, at the AGM, retire by rotation, it is no longer necessary for this provision to be in the constitution. The proposed amendments will, therefore, delete this provision.

The second issue relates to the period of office of Directors. Article 73(a) of the constitution currently provides that no Director shall hold office for a continuous period of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. Article 73(b) currently provides that one third of Directors shall retire by rotation at each annual general meeting. These provisions were intended to cause a Director to retire from office after a maximum of three years. Due to both the number and changes in composition of the Board over the last few years, however, the practical application of Article 73(b) has meant that some Directors are retiring by rotation after a two year period in office. The proposed amendments will delete the requirement for one third of the Directors to retire by rotation at each annual general meeting. Article 73(a) will continue to apply, so Directors will be required to retire by rotation at the third annual general meeting after their appointment or most recent reappointment. This is consistent with ASX Listing Rule 14.4 which provides that a director must not hold office without re-election past the third annual general meeting following the director's appointment or three years, whichever is longer.

The proposed amendments are:

1. in Article 73(a), delete:
   (a) the words "(the Rotation Period)"; and
   (b) the second sentence;
2. delete Article 73(b) and replace with the following:
   "(b) An election of Directors shall be held at each annual general meeting. If no election of Directors is scheduled to occur at an annual general meeting under Article 69(b) or paragraph (a), one Director must retire from office at that annual general meeting.";
3. delete Article 73(c) and replace with the following:
   "(c) The Director to retire under paragraph (b) shall be the Director who has been longest in office since his last appointment or reappointment. As between persons who have been in office an equal length of time, the Director to retire shall (unless they otherwise agree among themselves) be determined by lot." and
4. in Article 73(d) delete "(iv)".

A marked up copy of Brambles' constitution showing the proposed changes is available on the Brambles website. Copies are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 from 15 minutes before the commencement of the AGM and during that meeting.

The amendments will be proposed as a special resolution, which must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

HOW TO VOTE

ORDINARY SHAREHOLDERS

Ordinary shareholders can vote in one of five ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by lodging a direct vote, using the shareholder voting form enclosed with this Notice;
- by lodging a direct vote electronically;
- by appointing a proxy to attend and vote on their behalf, using the shareholder voting form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives

Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendance noted. Shareholders attending in person must register their attendance upon arrival.

Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in Brambles' share register shall be accepted to the exclusion of the others.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment. A form of certificate may be obtained from Brambles' share registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below.

Direct voting – using the shareholder voting form or electronically

This year, the Directors have established an online and postal voting system which gives shareholders the choice of casting "direct votes" in advance of the AGM, as an alternative to appointing a proxy to cast their votes.

If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may specify the proportion or number of direct votes that they wish to cast "For", "Against" or specify that they will "Abstain" from voting on an item. Fractions of votes will be disregarded.

To lodge direct votes, a shareholder should follow the instructions and notes on the shareholder voting form enclosed with this Notice or lodge direct votes electronically. If a shareholder specifies that they will "Abstain" from voting on an item, the shares that are the subject of the direct vote will not be counted in calculating the required majority. The Brambles Limited Rules for Direct Voting at General Meetings are available at www.brambles.com in the "Corporate Governance", "Other" section.

For direct votes to be effective, the shareholder voting form must be completed and received by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at Brambles' share registry, by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 or by using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your direct votes online by visiting Brambles' share registry's website at www.linkmarketservices.com.au, going to the online voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

For direct votes to be effective, you will need to complete the online lodgement by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting. Shareholder voting forms received after this time will be invalid.

Voting by proxy – using the shareholder voting form or electronically

Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the shareholder voting form enclosed with this Notice or lodge a proxy appointment electronically. Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf, and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the shareholder voting form must be completed and received by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at Brambles' share registry, by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 or by using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

IRECTIONS TO THE ANNUAL ENERAL MEETING

e Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne IC 3000 on Thursday, 19 November 2009 at 2.00 pm (AEDT).

e Grand Hyatt is centrally located in Melbourne, within easy walking distance f Flinders Street station.

you have any questions about the location of the AGM please call Brambles imited on +61 (0) 2 9256 5222 (during business hours).


2.00pm | 19 NOVEMBER 2009
GRAND HYATT MELBOURNE
123 COLLINS STREET
MELBOURNE VIC 3000
BOURKE STREET
MACARTHUR STREET
MELBOURNE TOWN HALL
QUEEN STREET
ELIZABETH STREET
SWANSTON STREET
COLLINS STREET
RUSSELL STREET
GRAND HYATT MELBOURNE
EXHIBITION STREET
SPRING STREET
FLINDERS STREET
FEDERATION SQUARE
FLINDERS STREET STATION
YARRA RIVER
CONCERT HALL
YARRA RIVER
ST KILDA ROAD
ALEXANDRA GARDENS
ALEXANDRA AVENUE
N
NATIONAL GALLERY
QUEEN VICTORIA GARDENS

UNSOLICITED OFFERS TO PURCHASE YOUR SHARES

Certain companies who legally acquire a copy of Brambles' share register may contact shareholders offering to buy their shares. The price at which these offers are made is often well below the market value of the shares at the time the offer is made. Alternatively, the offer price may be at or slightly above the market value but is payable by small instalments over many years.

The Brambles Board does not endorse any unsolicited offer to Brambles shareholders to purchase their shares. Further, you do not have to accept any such offer. If you receive an unexpected and unsolicited offer, Brambles urges you to:

- read the offer documentation carefully;
- compare the offer price with the latest market value of Brambles ordinary shares, which is available at www.brambles.com or from the Australian Securities Exchange at www.asx.com.au, code BXB; and
- seek independent financial advice before making any decision to accept any offer.

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WWW.BRAMBLES.COM







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21:03 | DOCUMENTS ARRIVING AT STORAGE

BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000, Australia
Tel: +61 (0) 2 9256 5222
Fax: +61 (0) 2 9256 5299

21:01 | GOODS IN TRANSIT





Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC, Chain of Custody accredited printer to produce this Notice.

